Exhibit 99.1

Elan Corporation, plc

Half-Year Financial Report

Six Months Ended 30 June 2013

HALF-YEAR MANAGEMENT REPORT

Introduction

This Half-Year Financial Report for the six months ended 30 June 2013 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and the related Transparency Rules of the Central Bank and Financial Services Authority of Ireland.

This half-year management report includes the following sections:

•	Business overview, including important events that have occurred during the half-year;

•	Selected financial data;

•	Principal risks and uncertainties relating to the remaining six months of the year;

•	Results of continuing and discontinued operations for the first half 2013, compared to the first half of 2012;

•	Reconciliation of net income/(loss) to Adjusted EBITDA (continuing and discontinued operations) – non-GAAP financial information;

•	Liquid resources and shareholders’ equity;

•	Cash flows summary;

•	Debt facilities;

•	Related party transactions; and

•	Directors.

Business Overview

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a biotechnology company, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan is listed on the New York and Irish Stock Exchanges, and headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is +353-1-709-4000.

Sale Process

On 14 June 2013, we announced that we are proceeding with a formal sale process in light of the expressions of interest received to date (the Formal Sale Process). The Elan Board and management are aligned in maximising the full value potential of the business on behalf of its shareholders. The sale process is continuing and the outcome will be communicated at the appropriate time.

Tysabri Transaction

On 2 April 2013, we completed the asset purchase transaction with Biogen Idec Inc. (Biogen Idec), which was announced on February 6, 2013, whereby we transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the “Tysabri Transaction”). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec were terminated and Biogen Idec paid an upfront payment of approximately $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. We no longer participate in the Tysabri collaboration and generate revenue through our passive royalty stream from in-market sales of Tysabri. Under the agreement, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we will receive the continuing royalties. These receipts are recorded as revenue within continuing operations.

The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. Additionally, on 4 March 2013, we announced the commencement of a cash dividend programme, under which 20% of the Tysabri royalties received by us from Biogen Idec will be paid to shareholders as a twice-yearly dividend.

Share Repurchase

On 18 April 2013, we announced the results of our $1.0 billion Dutch Auction share repurchase programme (the Share Repurchase). The Share Repurchase resulted in the purchase of 88.9 million shares at $11.25 per share, and reduced the number of shares in issue immediately following the Share Repurchase by approximately 15% to approximately 510 million. The repurchased shares were subsequently cancelled.

Results of Discontinued Operations

As a result of the disposal of the Tysabri Intellectual Property (IP) and other assets related to Tysabri, the results of the Tysabri business up to 2 April 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2013, and the comparative amounts have been restated to reflect this classification. The 50% share of Tysabri profits for the month of April 2013, along with the continuing royalties, are recorded as revenue within continuing operations.

In addition, as a result of the separation of the Prothena business into a new, publicly traded company, Prothena Corporation plc, which we completed on 20 December 2012, the results of the Prothena business for the six months ended 30 June 2012 are presented as a discontinued operation in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2012.

Following the divestment of the EDT business to Alkermes plc in September 2011, the results of the EDT business were presented as a discontinued operation along with the related losses on the Alkermes plc investment in associate and the gains on the disposal of our equity interest in Alkermes plc.

Clinical update – ELND005

On 17 July 2013, we announced that the U.S. Food and Drug Administration granted ELND005 fast track designation to our development programme for the treatment of Neuropsychiatric Symptoms in Alzheimer’s disease (AD). The ongoing ELND005 clinical programme includes the Phase 2 Study AG201 in patients with AD, who are experiencing at least moderate levels of agitation/aggression and the safety extension Study AG251. ELND005 is also being studied as a maintenance treatment of Bipolar Disease in an ongoing study BPD201 and its safety extension study BPD251.

Selected Financial Data

The selected financial data set forth below is derived from our condensed consolidated half-year financial statements (half-year financial statements) in this Half-Year Financial Report and our 2012 Annual Report, and should be read in conjunction with, and is qualified by reference to, our half-year financial statements and related notes thereto.

Six Months Ended 30 June,	2013	2012 (restated)
Income Statement Data (in $m, except for per share data):
Continuing operations
Total revenue	56.5	—
Operating loss	(143.7)	(114.9)
Net loss from continuing operations	(315.7)	(178.2)
Adjusted EBITDA — continuing operations(1)	(25.9)	(88.0)
Discontinued operations
Net gain on disposal of Tysabri business	3,119.7	—
Net income from discontinued operations	2,768.0	118.6
Net income /(loss)	2,452.3	(59.6)
Basic and diluted earnings/(loss) per Ordinary Share
From continuing operations	(0.56)	(0.30)
From discontinued operations	4.89	0.20
Total attributable to the ordinary equity holders of the Parent Company	4.33	(0.10)

	30 June 2013	31 December 2012
	$m	$m
Balance Sheet Data
Cash and cash equivalents	1,918.3	431.3
Restricted cash and cash equivalents — current and non-current	4.3	16.3
Available-for-sale investments — current	42.0	167.9
Investments in associates	69.5	14.0
Total assets	2,159.9	1,512.8
Long-term debt	—	588.2
Total shareholders’ equity	1,965.4	503.7

(1)	Refer to page 8 for a reconciliation of Adjusted EBITDA to net loss and our reasons for presenting this non-GAAP measure.

Principal Risks and Uncertainties

Our operating performance in the second half of 2013 is subject to risks and uncertainties. These include, but are not limited to, the following principal items:

•

On 14 June 2013, we announced that we were proceeding with a formal sale process for the company in light of expressions of interest. There can be no assurance that the sale process will result in a sale of the Company or, if the sale process does result in a sale of the Company, of the terms or the timing of the sale. We are deemed to be in an “offer period” for the purposes of the Irish Takeover Rules which may restrict our ability to execute our strategy on a timely basis;

•	Any negative developments relating to Tysabri, such as safety or efficacy issues (including increased incidence of deaths and cases of PML) would adversely affect our royalty interest in Tysabri;

•

The introduction or greater acceptance of competing Multiple Sclerosis products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues from our royalty interest in Tysabri and adversely affect our results of operations;

•

We no longer have any commercialised products and our revenue is almost completely dependent on our royalty interest in Tysabri, the development, manufacturing and commercialisation of which is controlled exclusively by Biogen Idec with no participation by us;

•

Whether we are deemed to be an Investment Company for the purposes of the U.S. Investment Company Act of 1940 or a Passive Foreign Investment Company (PFIC) in accordance with U.S. PFIC Legislation for federal income tax purposes;

•	The potential for the successful development and commercialisation or acquisition of additional products as we have no material research or pre-clinical programmes or capabilities;

•

Our dependence on Johnson & Johnson and Pfizer for the development and potential commercialisation of potential products in the AIP, in particular given the announced discontinuation of development of bapineuzumab and the possibility that we will never realise any return upon our economic interest in the AIP collaboration (including on our remaining commitment to fund up to an additional $67.4 million to Janssen AI);

•

The expense and success of development activities for ELND0005, including, in particular, whether the Phase 2 clinical trials for ELND005 are successful, whether ELND005 is successfully developed in any indication, and, if so, the speed with which regulatory authorisations and product launch may be achieved.

For further discussion of these items and other risks that may impact our business, please refer to the “Risk Factors” section of our 2012 Annual Report.

Results of Operations for the Six Months Ended 30 June 2013 and 2012

	2013			2012	% increase/ (decrease)
	Before other charges	Other charges	Total	Total (restated)
			$m	$m
Continuing Operations
Revenue	56.5	—	56.5	—	100%
Cost of sales	—	—	—	0.2	(100%)

Gross profit	56.5	—	56.5	(0.2)	28350%
Selling, general and administrative expenses	54.8	90.8	145.6	62.6	133%
Research and development expenses	41.6	13.0	54.6	52.1	5%

Operating loss	(39.9)	(103.8)	(143.7)	(114.9)	25%
Interest expense	13.8	—	13.8	30.2	(54%)
Interest income	(0.3)	—	(0.3)	(0.4)	(25%)
Net loss on investments in associates	29.2	—	29.2	63.6	(54%)
Net charge on debt retirement	140.2	—	140.2	—	100%

Net interest and investment gains and losses	182.9	—	182.9	93.4	96%

Net loss before tax	(222.8)	(103.8)	(326.6)	(208.3)	57%
Income tax benefit	(10.9)	—	(10.9)	(30.1)	(64%)

Net loss from continuing operations	(211.9)	(103.8)	(315.7)	(178.2)	77%
Discontinued Operations
Net income from discontinued operations (net of tax)	2,771.7	(3.7)	2,768.0	118.6	2234%

Net income/(loss)	2,559.8	(107.5)	2,452.3	(59.6)	4215%

Total Revenue

	Six Months Ended 30 June
	2013	2012
	$m	$m
Product revenue:
Tysabri	56.3	—
Other revenue	0.2	—

Total revenue	56.5	—

Tysabri revenue for the first half of 2013 of $56.3 million includes a 50% share of Tysabri profits for the month of April 2013 and a royalty of 12% on global net sales of Tysabri for the months of May and June 2013.

As a result of the disposal of the Tysabri IP and other assets related to Tysabri on 2 April 2013, the results of the Tysabri business for the period through 2 April 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2013, and the comparative amounts have been restated to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we will receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses increased to $145.6 million in the first half of 2013 from $62.6 million in the first half of 2012. Included within SG&A expenses were other charges of $90.8 million (2012: $0.3 million), as described below. Excluding other charges, SG&A expenses decreased by 12% to $54.8 million in 2013 from $62.3 million in 2012. The decrease principally reflects lower costs due to the closure of the South San Francisco facility during the first quarter of 2013, partially offset by higher business development costs.

Research and Development Expenses

R&D expenses increased to $54.6 million in the first half of 2013 from $52.1 million in the first half of 2012. Included within R&D expenses were other charges of $13.0 million (2012: $1.6 million), as described below. Excluding other charges, R&D expenses decreased to $41.6 million in 2013, compared to $50.5 million in 2012. This decrease reflects the impact of the cessation of our early stage research activities during the fourth quarter of 2012.

Other Charges

We have applied a columnar approach to present the other charges for the first half of 2013 on the face of the Unaudited Condensed Consolidated Half-Year Income Statement. We believe that this presentation more clearly presents the underlying performance of the Company during the first half of 2013.

The principal items classified as other net charges include transaction and other costs, University of Cambridge donation, Intarcia Therapeutics funding, severance, restructuring and other costs, facilities charges and defined benefit pension settlement and curtailment gains.

For the first half of 2013, included within cost of sales, SG&A expenses, and R&D expenses for our continuing operations were total other charges of $103.8 million (2012: $1.9 million) consisting of the following:

2013

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m
Transaction and other costs	—	79.8	—	79.8
University of Cambridge donation	—	21.4	—	21.4
Intarcia Therapeutics funding	—	—	12.5	12.5
Severance, restructuring and other costs	—	4.9	0.5	5.4
Facilities and other asset impairment charges	—	1.0	—	1.0
Defined benefit pension settlement and curtailment gains	—	(16.3)	—	(16.3)

Total other net charges from continuing operations	—	90.8	13.0	103.8

2012

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m
Severance, restructuring and other costs	—	0.1	1.3	1.4
Facilities and other asset impairment charges	—	0.2	0.3	0.5

Total other net charges from continuing operations	—	0.3	1.6	1.9

During the first half of 2013, we proposed a number of transactions for shareholder approval. We proposed to enter into a royalty participation agreement with Theravance Therapeutics Inc. (the Theravance Transaction), acquire AOP Orphan Pharmaceuticals (the AOP Transaction), divest ELND005 to an independent company, Speranza Therapeutics (the ELND005 Transaction), and complete a $200 million share repurchase programme (the $200 million Share Repurchase). The Extraordinary General Meeting (EGM) to consider these transactions was held on 17 June 2013. Shareholders approved the $200 million Share Repurchase but did not approve the Theravance Transaction, the AOP Transaction or the ELND005 Transaction. As a result of the approval by shareholders of the $200 million Share Repurchase, the offer by Royalty Pharma for the entire share capital of Elan (the Royalty Pharma Offer) lapsed under its terms.

During the first half of 2013, we incurred transaction and other costs in relation to these proposed transactions, the defence of the Royalty Pharma Offer, and the Formal Sale Process of $79.8 million, which includes break fees of $10.0 million in relation to the Theravance Transaction and $6.5 million in relation to the AOP Transaction.

During the first half of 2013, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university and made a payment of $12.5 million to Intarcia Therapeutics, Inc. (Intarcia), to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes. We also incurred severance and restructuring costs of $5.4 million and facilities and asset impairment charges of $1.0 million primarily associated with the closure of the South San Francisco facility and the completion of the Tysabri Transaction on 2 April 2013.

During the first half of 2013, we closed our defined benefit pension plan to the future accrual of benefits. In relation to this, we recognised a settlement gain of $13.1 million and a curtailment gain of $3.2 million. Refer to Note 11 of the Unaudited Condensed Consolidated Half-Year Financial Statements for further information.

During the first half of 2012, we incurred severance, restructuring and other costs of $1.4 million and facilities and asset impairment charges of $0.5 million principally relating to the 2011 restructuring.

Net Interest Expense

Total interest expense was $13.8 million for the first half of 2013, compared to a net expense of $30.2 million for the same period of 2012. The decrease of 54% in the interest expense in 2013 compared to 2012 is primarily due to the debt refinancing transactions during the second half of 2012, in addition to the retirement of our 6.25% Senior Notes due 2019 (the 2019 Notes) on 2 May 2013.

Net Loss on Investments in Associates

The net loss on investments in associates was $29.2 million for the first half of 2013, compared to $63.6 million for the same period of 2012. The net loss for the first half of 2013 includes a loss of $25.1 million related to our Janssen AI investment, a loss of $1.7 million related to our Proteostasis investment and a loss of $2.4 million on our investment in Newbridge Pharmaceuticals Limited (Newbridge). We invested $40.0 million in Newbridge in April 2013 in return for a 48% equity share of the company. We have an option to acquire the remaining equity in Newbridge for a further approximately $243 million between January 2014 and March 2015.

The net loss for the first half of 2012 includes a loss of $61.7 million related to our Janssen AI investment and $1.9 million related to our Proteostasis investment.

Net Charge on Debt Retirements

On 2 April 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600.0 million in aggregate principal amount of the then outstanding 2019 Notes. The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on 2 May 2013. In connection with the redemption, we recorded a net charge on debt retirement of $118.1 million in the first half of 2013, including a non-cash write-off of approximately $11.4 million related to unamortised deferred financing costs.

We also incurred debt issuance transaction costs of $19.1 million and interest costs of $3.0 million related to the offering and subsequent redemption of $850.0 million aggregate principal amount of 6.25% Senior Notes due 2021 (the 2021 Notes). The offering of the 2021 Notes closed into escrow on 31 May 2013, subject to the completion of the Theravance Transaction. Following the result of the EGM on 17 June 2013 where the Theravance Transaction was not approved by the shareholders, the 2021 Notes were redeemed on 20 June 2013 at par plus accrued interest.

Taxation

The income tax benefit was $10.9 million in the first half of 2013 (2012: $30.1 million). The income tax benefit for the first half of 2013 includes a deferred tax benefit of $11.3 million (2012: $30.1 million) and a current tax charge of $0.4 million (2012: $Nil).

Reconciliation of Net Loss to Adjusted EBITDA (from continuing operations) — Non-GAAP Financial Information

	Continuing
	Operations
	Six Months Ended
	30 June
	2013	2012
	$m	$m
Net loss from continuing operations	(315.7)	(178.2)
Adjustments:
Interest expense	13.8	30.2
Interest income	(0.3)	(0.4)
Income tax benefit	(10.9)	(30.1)
Depreciation and amortisation	2.2	6.5
Amortised costs and fees	(0.5)	(0.6)

EBITDA	(311.4)	(172.6)
Share-based compensation expense	12.3	19.1
Other net charges	103.8	1.9
Net losses on investments in associates	29.2	63.6
Net charge on debt retirement	140.2	—

Adjusted EBITDA from continuing operations	(25.9)	(88.0)

Adjusted EBITDA from continuing operations is a non-GAAP measure of operating results. Elan’s management uses this measure to evaluate our operating performance and this measure is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA from continuing operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA from continuing operations is defined as net loss from continuing operations plus or minus net interest expense, income tax expense/(benefit), depreciation and amortisation of costs and revenue, share-based compensation, other net charges, net losses on investments in associates and net charge on debt retirements. A reconciliation of Adjusted EBITDA from continuing operations to net loss from continuing operations is set out in the table above.

In the first half of 2013, we reported Adjusted EBITDA losses from continuing operations of $25.9 million, compared to Adjusted EBITDA losses from continuing operations of $88.0 million in the first half of 2012 reflecting the Tysabri revenue of $56.3 million recognised during the first half of 2013 following the completion of the Tysabri Transaction on 2 April 2013 and a reduction in operating expenses.

Discontinued Operations

Net income from discontinued operations for the six months ended 30 June 2013 and 2012 include the results of operations for the Tysabri, Prothena and EDT businesses, as set out below:

2013

	Tysabri	Prothena	EDT	Total
	$m	$m	$m	$m
Revenue	207.7	—	—	207.7
Cost of sales	71.9	—	—	71.9

Gross profit	135.8	—	—	135.8

Selling, general and administative expenses	5.3	—	—	5.3
Research and development expenses	17.9	—	—	17.9

Operating profit	112.6	—	—	112.6

Net interest and investment gains and losses:
Net gain on disposal of available for sale investment	—	—	(35.6)	(35.6)

Net interest and investment gains and losses	—	—	(35.6)	(35.6)

Net income before tax from discontinued operations	112.6	—	35.6	148.2
Income tax expense	499.4	—	—	499.4
Net gain/(loss) on divestment of business	3,119.7	(0.5)	—	3,119.2

Net income/(loss) from discontinued operations (net of tax)	2,732.9	(0.5)	35.6	2,768.0

2012

	Tysabri	Prothena	EDT	Total
	$m	$m	$m	$m
Revenue	344.1	—	—	344.1
Cost of sales	134.7	—	—	134.7

Gross profit	209.4	—	—	209.4

Selling, general and administative expenses	6.3	0.8	—	7.1
Research and development expenses	32.0	15.7	—	47.7

Operating profit/(loss)	171.1	(16.5)	—	154.6

Net interest and investment gains and losses:
Net gain on disposal of investment in associate	—	—	(10.3)	(10.3)
Net loss on investment in associate	—	—	15.5	15.5

Net interest and investment gains and losses	—	—	5.2	5.2

Net income/(loss) before tax from discontinued operations	171.1	(16.5)	(5.2)	149.4
Income tax expense/(benefit)	33.2	(2.4)	—	30.8

Net income/(loss) from discontinued operations (net of tax)	137.9	(14.1)	(5.2)	118.6

Tysabri

On 2 April 2013, we completed the asset purchase transaction with Biogen Idec, which was announced on 6 February 2013, whereby we transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri. In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec were terminated and Biogen Idec paid an upfront payment of approximately $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. Under the agreement, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we will receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion.

As a result of the disposal of the Tysabri IP and other assets related to Tysabri, the results of the Tysabri business up to 2 April 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2013, and the comparative amounts have been restated to reflect this classification.

Tysabri was developed in collaboration with Biogen Idec. Prior to completion of the Tysabri Transaction, Tysabri was marketed in collaboration with Biogen Idec, and in general, subject to certain limitations, we shared with Biogen Idec most of the development and commercialisation costs for Tysabri. Biogen Idec was responsible for manufacturing the product. In the United States, we purchased Tysabri from Biogen Idec and were responsible for distribution. Outside of the United States, Biogen Idec was responsible for distribution.

The Tysabri collaboration was a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Financial Reporting of Interests in Joint Ventures”, (IAS 31). A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss was calculated excluding R&D expenses (we recorded our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, we recognised as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Our actual operating profit or loss on Tysabri differed from our share of the collaboration operating profit or loss because certain Tysabri-related expenses were not shared through the collaboration, and certain unique risks were retained by each party.

The Tysabri revenue of $207.7 million recorded in the net income from discontinued operations reporting line in the first half of 2013 relates to the period through 2 April 2013, prior to the completion of the Tysabri Transaction. Post completion of the Tysabri Transaction, the 50% share of Tysabri profits for the month of April 2013 in addition to the continuing royalties are recorded as revenue within continuing operations.

The Tysabri revenue of $207.7 million for the period to 2 April 2013 and $344.1 million for the first half of 2012 was calculated as follows:

	2013	2012
	$m	$m
Tysabri in-market sales	456.0	794.5
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(187.8)	(363.9)

Tysabri collaboration operating profit	268.2	430.6

Elan’s 50% share of Tysabri collaboration operating profit	134.1	215.3
Elan’s directly incurred costs	73.6	128.8

Net Tysabri revenue	207.7	344.1

Tysabri Cost of Sales

Tysabri cost of sales were $71.9 million for the period to 2 April 2013 and $134.7 million in the first half of 2012. The Tysabri gross margin was 65% in the first half of 2013 (2012: 61%). The Tysabri gross margin was impacted by the collaboration profit-sharing, commercial spend and operational arrangements. Included within cost of sales expenses were other charges of $0.3 million (2012: $Nil), as described below.

Tysabri Selling, General and Administrative Expenses

Tysabri SG&A expenses were $5.3 million for the period to 2 April 2013 and $6.3 million in the first half of 2012. Included within SG&A expenses were other charges of $0.9 million (2012: $Nil), as described below.

Tysabri Research and Development Expenses

Tysabri R&D expenses were $17.9 million for the period to 2 April 2013 and $32.0 million in the first half of 2012. Included within R&D expenses were other charges of $2.5 million (2012: $Nil), as described below.

Tysabri Other Net Charges

Other net charges related to the Tysabri business of $3.7 million in the first half of 2013 (2012: $Nil) were incurred in connection with the disposal of the Tysabri business on 2 April 2013 and the associated reduction in headcount. These charges included $0.3 million recorded in cost of sales, $0.9 million recorded in SG&A expenses and $2.5 million recorded in R&D expenses.

Net Gain on Divestment of the Tysabri Business

The net gain recorded on divestment of the Tysabri business in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2013 amounted to $3,119.7 million, and was calculated as follows:

30 June
2013
$m
Cash consideration	3,249.5
Other intangible assets	(97.1)
Transaction and other costs	(32.7)

Net gain on divestment of business	3,119.7

Please refer to Note 9 for the impact of the net gain on Tysabri business on the deferred tax asset and provision for income taxes.

Tysabri Provision for Income Taxes

The income tax expense for the first half of 2013 of $499.4 million (2012: $33.2 million) includes a tax charge on the Tysabri Transaction of approximately $481.4 million. This includes a cash tax charge of approximately $9.2 million related to U.S. State taxes and Federal alternative minimum taxes. The remainder of the charge relates to the utilisation of deferred tax assets.

Prothena

On 20 December 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution (a distribution of non-cash assets) by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan American Depositary Shares (ADSs) held.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena.

The financial results of the Prothena Business for the six months ended 30 June 2012 are presented as a discontinued operation in the Unaudited Condensed Consolidated Half-Year Income Statement.

We incurred $0.5 million of transaction costs associated with the separation of the Prothena business during the first half of 2013.

EDT/Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT on 16 September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) and accounted for this investment as an investment in associate. We presented the historical financial results of the EDT business as a discontinued operation. All gains and losses related to our shareholding in Alkermes plc are also presented as part of discontinued operations.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. We continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which is subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc is classified as an available-for-sale investment reflected in current assets and equity method accounting no longer applies to this investment.

On 6 February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million.

Net loss on investment in associate

In the first half of 2012, we recorded a net loss on the investment in associate of $15.5 million related to our share of the net losses of Alkermes plc for the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc.

Net gain on the disposal of investment in associate

The net gain on disposal of 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc in March 2012 of $10.3 million was calculated as follows:

30 June
2012
$m
Share proceeds	398.5
Fair value of available-for-sale investment retained	134.1
Carrying value of investment in associate disposed	(504.9)
Transaction costs	(17.4)

Gain on disposal of investment in associate	10.3

The initial fair value of the available-for-sale investment in Alkermes plc was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share.

Net gain on the disposal of available-for-sale investment

In February 2013, we received proceeds of $169.7 million for the disposal of our remaining 7.75 million ordinary shares of Alkermes plc and recognised a realised gain on disposal of $35.6 million.

Adjusted EBITDA from Discontinued Operations — Non-GAAP Financial Information

A reconciliation of Adjusted EBITDA from discontinued operations to net income from discontinued operations is set out in the table below. Refer to page 8 for information on this non-GAAP measure of operating results and our reasons for presenting it.

	Six Months Ended
	30 June
	2013	2012
	$m	$m
Net income from discontinued operations	2,768.0	118.6
Adjustments:
Income tax expense	499.4	30.8
Depreciation and amortisation	0.1	7.8

EBITDA	3,267.5	157.2
Share-based compensation expense	0.5	7.2
Other charges	3.7	—
Net gain on divestment of business	(3,119.2)	—
Net gain on disposal of investment in associate	—	(10.3)
Net losses on investments in associates	—	15.5
Net gain on disposal of available for sale investment	(35.6)	—

Adjusted EBITDA from discontinued operations	116.9	169.6

The decrease in Adjusted EBITDA from discontinued operations from $169.6 million in the first half of 2012 to $116.9 million in the first half of 2013 was primarily due to the completion of the Tysabri Transaction on 2 April 2013.

Liquid Resources and Shareholders’ Equity

Our liquid resources and shareholders’ equity were as follows:

	30 June	31 December	% increase
	2013	2012	/(decrease)
	$m	$m
Cash and cash equivalents	1,918.3	431.3	345%
Restricted cash and cash equivalents — current	3.4	2.6	31%
Available-for-sale investments — current	42.0	167.9	(75%)

Total liquid resources	1,963.7	601.8	226%

Shareholders’ equity	1,965.4	503.7	290%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as at 30 June 2013 consisted of cash and cash equivalents of $1,918.3 million, which excludes current restricted cash of $3.4 million, and current investment securities of $42.0 million. Cash and cash equivalents primarily consist of holdings in U.S. Treasuries funds and bank deposits and were impacted during the first half of 2013 by the completion of the Tysabri Transaction and the Share Repurchase.

At 30 June 2013, our shareholders’ equity was $1,965.4 million, compared to $503.7 million at 31 December 2012. The increase is primarily due to the net income in the first half of 2013 of $2,452.3 million, which includes the $3,119.7 million gain on disposal of the Tysabri business, offset by the $1.0 billion Share Repurchase, which resulted in the purchase, and subsequent cancellation, of 88.9 million ordinary shares, representing approximately 15% of Elan’s then outstanding ordinary shares.

Cash Flows Summary

Continuing and discontinued operations:

	Six Months Ended
	30 June
	2013	2012
	$m	$m
Net cash (used in)/provided by operating activities	(137.3)	13.1
Net cash provided by investing activities	3,334.5	333.0
Net cash (used in)/provided by financing activities	(1,710.2)	8.6

Net increase in cash and cash equivalents	1,487.0	354.7

Cash and cash equivalents at beginning of period	431.3	271.7

Cash and cash equivalents at end of period	1,918.3	626.4

Operating Activities

The components of net cash used in operating activities were as follows:

	Six Months Ended
	30 June
	2013	2012
	$m	$m
Adjusted EBITDA from continuing operations	(25.9)	(88.0)
Adjusted EBITDA from discontinued operations	116.9	169.6
Net interest and tax	(22.7)	(29.0)
Other charges	(155.4)	(1.5)
Working capital increase	(50.2)	(38.0)

Net cash (used in)/provided by operating activities	(137.3)	13.1

Net cash used in operating activities was $137.3 million in the first half of 2013 (2012: $13.1 million provided by operating activities).

The improvement in net cash outflow from Adjusted EBITDA from continuing operations from $88.0 million outflow in the first half of 2012 to $25.9 million outflow in the first half of 2013 is discussed on page 8. The decrease in net cash inflow from Adjusted EBITDA from discontinued operations from $169.6 million in the first half of 2012 to $116.9 million in the first half of 2013 is discussed on page 13.

Net interest and tax of $22.7 million in the first half of 2013, was primarily comprised of debt interest expense and was lower than the $29.0 million incurred in the first half of 2012, due to the debt refinancing transactions that occurred during the second half of 2012 and the retirement of the 2019 Notes on 2 May 2013.

The other charges of $155.4 million in the first half of 2013 (adjusted to exclude net non-cash credits of $15.2 million) were primarily comprised of $32.7 million Tysabri Transaction costs (reported as part of the net gain on divestment of business reporting line), transaction and other costs in relation to the proposed Theravance Transaction, the AOP Transaction and the ELND005 Transaction and the defence of the Royalty Offer and the formal sale process. In addition, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university and made a payment to Intarcia, to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes. We also incurred severance and other restructuring costs.

The working capital increase of $50.2 million in the first half of 2013 was primarily driven by the unwind in working capital balances related to the Tysabri business during the first half of 2013, partially offset by an increase in accrued transaction costs.

Investing Activities

Net cash provided by investing activities was $3,334.5 million in the first half of 2013 (2012: $333.0 million). The primary components of cash provided by investing activities include the upfront payment of approximately $3.25 billion from Biogen Idec on completion of the Tysabri transaction, the net proceeds received of $169.7 million on the sale of the remaining 7.75 million Alkermes plc shares received on the divestment of the EDT business, partially offset by the $55.7 million of funding provided to Janssen AI during the first half of 2013 and a $40.0 million payment for a 48% equity stake in Newbridge.

Financing Activities

Net cash used by financing activities totaled $1,710.2 million in the first half of 2013 (2012: $8.6 million provided), primarily reflecting the $1.0 billion used to repurchase 88.9 million ordinary shares, representing approximately 15% of the then outstanding Elan ordinary shares and the retirement of the $600.0 million in aggregate principal amount of 2019 Notes and associated costs.

Debt Facilities

On 2 April 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600.0 million in aggregate principal amount of the then outstanding 2019 Notes. The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on 2 May 2013. At 30 June 2013, we had no outstanding debt (31 December 2012: $600.0 million).

Related Party Transactions

We have related party relationships with our subsidiaries, associates, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not presented in accordance with revised IAS 24, “Related Party Disclosures” (IAS 24).

There were no material related party transactions in the six months ended 30 June 2013 and there were no changes in the related party transactions described in the 2012 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Directors

The names and functions of the directors are shown on pages 47 to 50 of our 2012 Annual Report. On 30 May 2013, Mr. Giles Kerr and Dr. Dennis Selkoe retired from the Board.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR INCOME STATEMENT

For the Six Months Ended 30 June

		2013			2012
	Notes	Before other charges	Other charges		Total(1) (restated)(2)
				Total
		$m	$m	$m	$m
Continuing operations
Revenue	3	56.5	—	56.5	—
Cost of sales	5	—	—	—	0.2

Gross profit		56.5	—	56.5	(0.2)
Selling, general and administrative expenses	5	54.8	90.8	145.6	62.6
Research and development expenses	5	41.6	13.0	54.6	52.1

Operating loss		(39.9)	(103.8)	(143.7)	(114.9)
Interest expense	6	13.8	—	13.8	30.2
Interest income	6	(0.3)	—	(0.3)	(0.4)
Net loss on investments in associates	7	29.2	—	29.2	63.6
Net charge on debt retirement	8	140.2	—	140.2	—

Net interest and investment gains and losses		182.9	—	182.9	93.4

Net loss before tax		(222.8)	(103.8)	(326.6)	(208.3)
Income tax benefit	9	(10.9)	—	(10.9)	(30.1)

Net loss from continuing operations		(211.9)	(103.8)	(315.7)	(178.2)

Discontinued operations
Net income from discontinued operations (net of tax)	10	2,771.7	(3.7)	2,768.0	118.6

Net income/(loss) for the period		2,559.8	(107.5)	2,452.3	(59.6)

Basic and diluted (loss)/earnings per Ordinary Share
From continuing operations	12	$(0.38)	(0.18)	(0.56)	$(0.30)
From discontinued operations	12	$4.90	(0.01)	4.89	$0.20
Total attributable to the ordinary equity holders of the Parent Company	12	$4.52	(0.19)	4.33	$(0.10)
Basic and diluted weighted-average shares outstanding (in millions) — continuing, discontinued and total operations	12	565.8	565.8	565.8	591.3

The net income/(loss) for the six months ended 30 June 2013 and 30 June 2012 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

(1)

Includes the impact of other net charges incurred during the first half of 2012. Other charges of $0.3 million were included within SG&A expenses and $1.6 million were included within R&D expenses. Refer to Note 5 for further information on our other charges.

(2)	Please refer to Note 2 (a) for information on the impact of adopting IAS 19 revised.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR

STATEMENT OF COMPREHENSIVE INCOME

For the Six Months Ended 30 June

	2013	2012 (restated)(1)
	$m	$m
Net income/(loss) for the period	2,452.3	(59.6)
Other comprehensive income/(loss):
Items that will or may be reclassified to profit or loss in subsequent periods:
Available-for-sale investments	7.9	(2.8)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of defined benefit obligation	(16.1)	—

Other comprehensive loss for the period	(8.2)	(2.8)

Total comprehensive income/(loss) for the period	2,444.1	(62.4)

The total comprehensive income/(loss) for the six months ended 30 June 2013 and 30 June 2012 are wholly attributable to the owners of the Parent Company.

Total comprehensive income/(loss) arises from:
Continuing operations	(314.5)	(178.4)
Discontinued operations	2,758.6	116.0

Total comprehensive income/(loss) for the period	2,444.1	(62.4)

(1)	Please refer to Note 2(a) for information on the impact of adopting IAS 19 (revised).

The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR BALANCE SHEET

	Notes	30 June 2013	31 December 2012 (restated)(1)
		$m	$m
Non-Current Assets
Intangible assets		36.8	38.0
Property, plant and equipment		8.2	12.7
Investments in associates	7	69.5	14.0
Available-for-sale investments	14	7.9	7.8
Deferred tax asset	9	—	486.5
Restricted cash and cash equivalents		0.9	13.7
Other non-current assets		6.1	6.3

Total Non-Current Assets		129.4	579.0

Current Assets
Accounts receivable	15	55.9	193.5
Other current assets		10.9	13.2
Income tax prepayment		—	3.3
Available-for-sale investments	14	42.0	167.9
Restricted cash and cash equivalents		3.4	2.6
Cash and cash equivalents		1,918.3	431.3
Assets held for sale		—	122.0

Total Current Assets		2,030.5	933.8

Total Assets		2,159.9	1,512.8

Non-Current Liabilities
Long-term debt		—	588.2
Other liabilities	16	5.0	46.8
Provisions	17	6.6	9.4
Deferred tax liability	9	0.9	—
Income tax payable		3.6	4.0

Total Non-Current Liabilities		16.1	648.4

Current Liabilities
Accounts payable	18	11.5	45.6
Accrued and other liabilities	16	158.8	257.7
Provisions	17	4.6	57.4
Income tax payable		3.5	—

Total Current Liabilities		178.4	360.7

Total Liabilities		194.5	1,009.1

Shareholders’ Equity
Share capital	19	31.1	36.5
Capital redemption reserve	19	5.8	—
Share premium		942.8	913.9
Share-based compensation reserve		114.6	141.1
Foreign currency translation reserve		(0.1)	(0.1)
Available-for-sale investment reserve		17.0	9.1
Retained profit/(loss)		854.2	(596.8)

Total Shareholders’ Equity		1,965.4	503.7

Total Shareholders’ Equity and Liabilities		2,159.9	1,512.8

(1)	Amounts as at 31 December 2012 are derived from the 31 December 2012 audited financial statements. Please refer to Note 2 (a) for the impact of IAS 19 revised.

The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR

STATEMENT OF CASH FLOWS

For the Six Months Ended 30 June

	2013	2012 (restated)(1)
	$m	$m
Net income/(loss)	2,452.3	(59.6)
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation and amortisation	2.3	14.3
Gain on divestment of business	(3,119.2)	—
Tysabri divestment transaction costs	(32.7)	—
Gain on sale of investments	(35.6)	—
Share-based compensation expense	13.2	26.4
Net loss on investments in associates	29.2	79.1
Net gain on disposal of investment in associate	—	(10.3)
Debt interest expense	13.2	29.2
Interest income	(0.2)	(0.2)
Net charge on debt retirements	140.2	—
Income tax expense	488.5	0.7
Other	(16.2)	(1.4)

	(65.0)	78.2
Decrease/(increase) in accounts receivable	137.6	(10.5)
Decrease/(increase) in prepayments and other assets	31.7	(0.9)
Decrease in inventory	24.9	2.0
Decrease in accounts payable and accrued and other liabilities	(240.8)	(28.1)

Cash provided by/(used in) operations	(111.6)	40.7
Interest received	0.2	0.2
Interest paid	(22.0)	(27.3)
Income taxes paid	(3.9)	(0.5)

Net cash (used in)/provided by operating activities	(137.3)	13.1
Investing activities
Decrease in restricted cash	12.0	—
Proceeds from disposal of property, plant and equipment	—	0.6
Purchase of property, plant and equipment	(0.5)	(6.0)
Proceeds from disposal of investments	169.7	—
Purchase of intangible and other assets	(0.2)	(0.6)
Purchase of investments	(0.3)	(0.4)
Proceeds from business disposals	3,249.5	—
Funding of equity method investment in Janssen AI	(55.7)	(48.7)
Purchase of investment in associate	(40.0)	—
Receipt of deferred consideration	—	7.0
Net proceeds from disposal of investment in associate	—	381.1

Net cash provided by investing activities	3,334.5	333.0
Financing activities
Proceeds from issue of share capital	29.3	8.6
Repayment of long term debt	(727.8)	—
Share repurchase costs	(1,011.7)	—

Net cash provided by financing activities	(1,710.2)	8.6

Net increase in cash and cash equivalents	1,487.0	354.7
Cash and cash equivalents at the beginning of the period	431.3	271.7

Cash and cash equivalents at the end of the period	1,918.3	626.4

(1)	Please refer to Note 2(a) for information on the impact of adopting IAS 19 (revised).

The accompanying notes are an integral part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR STATEMENT

OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Share Capital & Capital Redemption Reserve	Share Premium	Share-Based Compensation Reserve	Foreign Currency Translation Reserve	Available- for-sale Investment Reserve	Retained Loss	Total Amount
	m	$m	$m	$m	$m	$m	$m	$m
Balances at 1 January 2012 (restated)	589.3	36.2	7,093.3	250.7	(0.1)	(1.5)	(6,602.6)	776.0
Comprehensive income:
Net loss (restated)	—	—	—	—	—	—	(59.6)	(59.6)
Other comprehensive income:
Available-for-sale investments	—	—	—	—	—	(2.8)	—	(2.8)

Total other comprehensive loss								(2.8)

Total comprehensive loss (restated)								(62.4)

Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	2.7	0.1	8.5	—	—	—	—	8.6
Share-based compensation cost	—	—	—	26.4	—	—	—	26.4
Share-based compensation — deferred tax	—	—	—	(1.2)	—	—	—	(1.2)
Transfer of exercised and expired share-based awards	—	—	—	(18.7)	—	—	18.7	—

Balances at 30 June 2012 (restated)	592.0	36.3	7,101.8	257.2	(0.1)	(4.3)	(6,643.5)	747.4

Comprehensive income:
Net loss (restated)	—	—	—	—	—	—	(55.0)	(55.0)
Other comprehensive income:
Available-for-sale investments	—	—	—	—	—	13.4	—	13.4
Remeasurement of defined benefit obligation	—	—	—	—	—	—	(26.4)	(26.4)

Total other comprehensive loss (restated)								(13.0)

Total comprehensive loss (restated)								(68.0)

Transactions with owners of the Company, recognised directly in equity:
Distribution in specie	—	—	—	—	—	—	(104.4)	(104.4)
Reduction of share premium account to offset retained losses	—	—	(6,199.9)	—	—	—	6,199.9	—
Issue of share capital, net of issue costs	2.9	0.2	12.0	—	—	—	—	12.2
Share-based compensation cost	—	—	—	19.5	—	—	—	19.5
Share-based compensation — deferred tax	—	—	—	(103.0)	—	—	—	(103.0)
Transfer of exercised and expired share-based awards	—	—	—	(32.6)	—	—	32.6	—

Balances at 31 December 2012 (restated)	594.9	36.5	913.9	141.1	(0.1)	9.1	(596.8)	503.7

Comprehensive income:
Net income	—	—	—	—	—	—	2,452.3	2,452.3
Other comprehensive income:
Available-for-sale investments	—	—	—	—	—	7.9	—	7.9
Remeasurement of defined benefit obligation	—	—	—	—	—	—	(16.1)	(16.1)

Total other comprehensive loss								(8.2)

Total comprehensive income								2,444.1

Transactions with owners of the Company, recognised directly in equity:
Share repurchase	(88.9)	—	—	—	—	—	(1,016.4)	(1,016.4)
Issue of share capital, net of issue costs	5.5	0.4	28.9	—	—	—	—	29.3
Share-based compensation cost	—	—	—	13.2	—	—	—	13.2
Share-based compensation — deferred tax	—	—	—	(8.5)	—	—	—	(8.5)
Transfer of exercised and expired share-based awards	—	—	—	(31.2)	—	—	31.2	—

Balance at 30 June 2013	511.5	36.9	942.8	114.6	(0.1)	17.0	854.2	1,965.4

The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

HALF-YEAR FINANCIAL STATEMENTS

1.    BASIS OF PREPARATION

These unaudited half-year financial statements, which should be read in conjunction with our 2012 Annual Report, have been prepared by Elan Corporation, plc in accordance with IAS 34, “Interim Financial Reporting” (IAS 34), as adopted by the European Union (EU). In addition, these half-year financial statements have been prepared in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the related Transparency Rules of the Central Bank and Financial Services Authority of Ireland. They do not include all of the information required for full annual financial statements, and should be read in conjunction with our 2012 Annual Report.

These half-year financial statements are presented in U.S. dollars, which is the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The half-year financial statements include the accounts of Elan and all of our subsidiary undertakings. All significant intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the half-year financial statements.

The preparation of half-year financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ materially from these estimates. In preparing these half-year financial statements, the critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Consolidated Financial Statements as at and for the year ended 31 December 2012, and described on pages 100 to 106 of the 2012 Annual Report.

The comparative figures included for the year ended 31 December 2012 do not constitute statutory financial statements of Elan within the meaning of Regulation 40 of the European Communities (Companies; Group accounts) Regulations, 1992. Statutory financial statements for the year ended 31 December 2012 have been filed with the Companies’ Office. The auditor’s report on those financial statements was unqualified and did not contain an emphasis of matter paragraph.

Our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our condensed consolidated half-year financial statements on a going concern basis.

These half-year financial statements were approved by the directors on 25 July 2013.

2.    SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these half-year financial statements are consistent with those applied in our Consolidated Financial Statements as at and for the year ended 31 December 2012, as set out on pages 91 to 100 of the 2012 Annual Report, except for the impact of the standards and reclassifications described below.

(a)	Restatement — impact of the adoption of IAS 19 (revised).

IAS 19, “Employee benefits”, (revised) has been applied retrospectively from 1 January 2013. The amendments to IAS 19 change the accounting for defined benefit plans by requiring the immediate recognition of changes in defined benefit obligations and the fair value of plan assets when they occur. Previously, we applied the corridor approach. Under this approach, actuarial gains and losses were deferred from profit or loss if the net cumulative unrecognised value of actuarial gains and losses did not exceed the corridor. Under IAS 19 (revised), all actuarial gains and losses are recognised in other comprehensive income (OCI), and excluded permanently from profit or loss, in order for the net pension asset or liability recognised on the Consolidated Balance Sheet to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a net interest amount under IAS 19 (revised) which is calculated by applying the discount rate to the net defined benefit liability or asset. IAS 19 (revised) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

These half year financial statements for the six months ended 30 June 2013 are the first financial statements in which the Company has adopted IAS 19 (revised). IAS 19 (revised) has been adopted retrospectively in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”, and the transitional provisions of IAS 19 (revised). Consequently, the Company has adjusted the opening equity as of 1 January 2012 and comparative figures for the first half of 2012 have been restated as if IAS 19 (revised) had always been applied, as outlined below. This has resulted in an increase in the consolidated retained losses of $64.9 million at 1 January 2013 with a corresponding decrease to net assets to reflect the elimination of the net pension asset at 31 December 2012 of $25.8 million and the recognition of a net pension liability of $39.1 million.

	Defined Benefit Pension Asset/(Liability)	Shareholders’ Equity
	$m	$m
Balance as reported at 1 January 2012	27.0	815.2
Impact of adoption of IAS 19 (revised)	(39.2)	(39.2)

Restated balance at 1 January 2012	(12.2)	776.0

Balance as reported at 30 June 2012	26.5	785.8
Impact of adoption of IAS 19 (revised)	(38.4)	(38.4)

Restated balance at 30 June 2012	(11.9)	747.4

Balance as reported at 31 December 2012	25.8	568.6
Impact of adoption of IAS 19 (revised)	(64.9)	(64.9)

Restated balance at 31 December 2012	(39.1)	503.7

The adoption of IAS 19 (revised) resulted in a decrease in the employee benefits expense of $0.8 million in the six month period ended 30 June 2012. The adoption of IAS 19 did not impact the basic and diluted loss per share from continuing operations for the six month period ended 30 June 2012.

(b)	New and amended standards and new interpretations adopted by the group

The following new and amended standards that have been issued by the International Accounting Standards Board (IASB) and have been adopted by the EU, and that are effective for the first time for the financial year beginning on or after 1 January 2013 have been applied by the Group for the first time in these Unaudited Condensed Consolidated Half-Year Financial Statements.

IAS 1, “Presentation of Financial Statements”, was amended in June 2011 to revise the presentation of other comprehensive income (OCI) by requiring entities to group items presented in OCI based on whether or not they are potentially reclassifiable to profit or loss subsequently and by requiring tax associated with items presented before tax to be shown separately for each of the two groups of OCI items. The adoption of the amendment has impacted on the presentation of items in OCI only.

IFRS 13, “Fair value measurement”, aims to improve consistency and reduce complexity by providing a single, unified definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how fair value should be measured where its use is already required or permitted by other standards within IFRS. IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7, “Financial Instruments: Disclosures”. Some of these disclosures are specifically required for financial instruments by IAS 34, thereby affecting the interim condensed consolidated half year financial statements period. We provide these disclosures in Note 20.

The Amendment to IFRS 7, “Financial instruments: Disclosures on offsetting financial assets and financial liabilities”, reflects the joint IASB and FASB requirements to enhance current offsetting disclosures. These new disclosures are intended to facilitate consistency between those entities that prepare IFRS financial statements and those that prepare U.S. GAAP financial statements. The disclosures required by this amendment are not applicable to the group.

The amendment to IAS 1, “Clarification of the requirement for comparative information”, clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements. An opening statement of financial position (known as the ‘third balance sheet’) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. Under IAS 34, a third balance sheet is not required to be presented in condensed consolidated half year financial statements. We will present an opening statement of financial position in our 2013 Annual Report to report the retrospective adoption of IAS 19 (revised).

The amendment to IAS 32, “Tax effects of distributions to holders of equity instruments”, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. The amendment did not have an impact on the Group.

The amendment to IAS 34, “Interim financial reporting and segment information for total assets and liabilities”, clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8, “Operating Segments”. Total assets and liabilities for a reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual consolidated financial statements for that reportable segment. Since we are organised in a single operating segment structure, the amendment did not have an impact on the disclosures provided in the Unaudited Condensed Consolidated Half-Year Financial Statements.

“Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)”, was issued by the IASB in June 2012 to help alleviate the transitional requirements of IFRS 10 “Consolidated Financial Statements”. The amendments are intended to provide additional transition relief in IFRS 10, IFRS 11 “Joint Arrangements”, and IFRS 12 “Disclosure of Interests in Other Entities”, by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments were made to IFRS 11 and IFRS 12 to eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

(c)	Amendments to standards issued by the IASB and adopted by the EU but not effective for the financial year beginning 1 January 2013 and not early adopted

Amendment to IAS 32, “Financial instruments: Presentation on offsetting financial assets and financial liabilities”, is effective for annual periods beginning on or after 1 January 2014. This amendment updates the application guidance in IAS 32, “Financial instruments: Presentation”, to clarify some of the requirements for offsetting financial assets and financial liabilities. We do not expect the adoption of the amendment to this standard to impact our financial position or results from operations.

IFRS 10, “Consolidated financial statements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. The standard builds on existing consolidation principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. We are currently assessing the full impact of the amendments.

IFRS 11, “Joint arrangements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard accounts for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportionate consolidation of joint ventures is no longer allowed. We are currently assessing the full impact of the amendments.

IFRS 12, “Disclosures of interests in other entities”, is effective, for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard includes the disclosure requirements for all forms of interests in other entities, including subsidiaries joint arrangements, associates and unconsolidated structured entities. We are currently assessing the full impact of the amendments.

IAS 27 (revised 2011) “Separate financial statements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard includes the provisions on separate financial statements that are left after the guidance on consolidated financial statements has been included in the new IFRS 10. We are currently assessing the full impact of the amendments on the Parent Company.

IAS 28 (revised 2011) “Associates and joint ventures”, is effective for annual periods beginning on or after 1 January 2014. This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. We are currently assessing the full impact of the amendments on the Group.

(d)	New standards and amendments to standards issued by the IASB not yet adopted by the EU and not effective for the financial year beginning 1 January 2012

These new standards have not yet been adopted by the EU. The adoption process could result in material changes to the requirements and effective dates of the new standards and amendments to standards or the failure by the EU to adopt them altogether. We are currently assessing the impact of the new standards and amendments to standards on the Group.

IFRS 9, “Financial instruments—classification and measurement”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2015. This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, “Financial instruments: Recognition and measurement”. IFRS 9 has two financial asset measurement categories: amortised cost and fair value. All financial asset equity instruments are measured at fair value. A debt instrument financial asset is measured at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. For financial liabilities, the standard retains most of the IAS 39 requirements. These include amortised-cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change for financial liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in OCI rather than the income statement, unless this creates an accounting mismatch.

IFRS 10 “Investment Entities” (Amendments to IFRS 10, 12 and IAS 27), is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2014. Where a parent entity meets the definition of an investment entity as set out in the IFRS 10 Amendment, that parent must now carry its investment in certain of its subsidiaries at fair value through profit or loss; it is no longer allowed to consolidate them. The Amendment sets out various detailed criteria that need to be considered to determine if a parent falls into scope of this Amendment.

“Recoverable Amount Disclosures for Non-Financial Assets” (Amendments to IAS 36), is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2014. This amendment reverses the unintended requirement in IFRS 13 “Fair Value Measurement” to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognised or reversed.

IFRIC 21 “Levies”, interpretation is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2014. IFRIC 21 provides guidance on the accounting for levies imposed by government under legislation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. The interpretation confirms that an entity recognises a liability for a levy when and only when the triggering event specified in the legislation occurs. An entity does not recognise a liability at an earlier date, even if commercially it has no realistic opportunity to avoid the triggering event.

3.    REVENUE

	Six Months Ended 30 June
	2013	2012
	$m	$m
Product revenue:
Tysabri	56.3	—
Other revenue	0.2	—

Total revenue	56.5	—

Tysabri revenue for the first half of 2013 of $56.3 million includes a 50% share of Tysabri collaboration profits for the month of April 2013 and a royalty of 12% on global net sales of Tysabri for the months of May and June 2013.

As a result of the disposal of the Tysabri IP and other assets related to Tysabri on 2 April 2013, the results of the Tysabri business for the period through April 2, 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2013, and the comparative amounts have been restated to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded in revenue within continuing operations.

4.    SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). We are organised in a single operating segment structure.

Segment performance is evaluated based on operating profit and Adjusted EBITDA. The results of our continuing operations for the first half of 2013 and the first half of 2012 are set out in the half-year income statement on page 16. The results of our discontinued operations for the first half of 2013 and the first half of 2012 are set out in Note 10.

A reconciliation of the Adjusted EBITDA of the continuing operations to the operating profit of the continuing operations for the first half of 2013 and the first half of 2012 is set out below. A reconciliation of the Adjusted EBITDA of the discontinued operations to the operating profit of the discontinued operations for the first half of 2013 and the first half of 2012 is also set out below.

	Continuing Operations		Discontinued Operations		Total
	Six Months Ended 30 June		Six Months Ended 30 June		Six Months Ended 30 June
	2013	2012	2013	2012	2013	2012
	$m	$m	$m	$m	$m	$m
Segment Adjusted EBITDA	(25.9)	(88.0)	116.9	169.6	91.0	81.6
Depreciation and amortisation	(2.2)	(6.5)	(0.1)	(7.8)	(2.3)	(14.3)
Amortised fees	0.5	0.6	—	—	0.5	0.6
Share based compensation expense(1)	(12.3)	(19.1)	(0.5)	(7.2)	(12.8)	(26.3)
Other charges	(103.8)	(1.9)	(3.7)	—	(107.5)	(1.9)

Operating profit/(loss)	(143.7)	(114.9)	112.6	154.6	(31.1)	39.7

(1)	Share-based compensation expense excludes $0.4 million disclosed in other charges in the first half of 2013 (2012: $0.1 million).

5.    OTHER CHARGES

We have applied a columnar approach to present the other charges for the first half of 2013 on the face of the Unaudited Condensed Consolidated Half-Year Income Statement. We believe that this presentation more clearly presents the underlying performance of the Company during the first half of 2013.

The principal items classified as other net charges include transaction and other costs, University of Cambridge donation, Intarcia Therapeutics funding, severance, restructuring and other costs, facilities charges and defined benefit pension settlement and curtailment gains.

For the first half of 2013, included within cost of sales, SG&A expenses, and R&D expenses for our continuing operations were total other charges of $103.8 million (2012: $1.9 million) consisting of the following:

2013

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m
Transaction and other costs	—	79.8	—	79.8
University of Cambridge donation	—	21.4	—	21.4
Intarcia Therapeutics funding	—	—	12.5	12.5
Severance, restructuring and other costs	—	4.9	0.5	5.4
Facilities and other asset impairment charges	—	1.0	—	1.0
Defined benefit pension settlement and curtailment gains	—	(16.3)	—	(16.3)

Total other net charges from continuing operations	—	90.8	13.0	103.8

2012

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m
Severance, restructuring and other costs	—	0.1	1.3	1.4
Facilities and other asset impairment charges	—	0.2	0.3	0.5

Total other net charges from continuing operations	—	0.3	1.6	1.9

During the first half of 2013, we proposed a number of transactions for shareholder approval. We proposed to enter into a royalty participation agreement with Theravance Therapeutics Inc. (the Theravance Transaction), acquire AOP Orphan Pharmaceuticals (the AOP Transaction), divest ELND005 to an independent company, Speranza Therapeutics (the ELND005 Transaction), and complete a $200 million share repurchase programme (the $200 million Share Repurchase). The Extraordinary General Meeting (EGM) to consider these transactions was held on 17 June 2013. Shareholders approved the $200 million Share Repurchase but did not approve the Theravance Transaction, the AOP Transaction or the ELND005 Transaction. As a result of the approval by shareholders of the $200 million Share Repurchase, the offer by Royalty Pharma for the entire share capital of Elan (the Royalty Pharma Offer) lapsed under its terms.

During the first half of 2013, we incurred transaction and other costs in relation to these proposed transactions, the defence of the Royalty Pharma Offer, and the Formal Sale Process of $79.8 million, which includes break fees of $10.0 million in relation to the Theravance Transaction and $6.5 million in relation to the AOP Transaction.

During the first half of 2013, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university and made a payment of $12.5 million to Intarcia Therapeutics, Inc. (Intarcia), to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes.

During the first half of 2013, we also incurred severance and restructuring costs of $5.4 million and facilities and asset impairment charges of $1.0 million associated with the closure of the South San Francisco facility and the completion of the Tysabri Transaction on 2 April 2013.

During the first half of 2013, we recognised a settlement gain of $13.1 million and a curtailment gain of $3.2 million related to our defined benefit pension plans. Refer to Note 11 of the Unaudited Condensed Consolidated Half-Year Financial Statements for further information.

During the first half of 2012, we incurred severance, restructuring and other costs of $1.4 million and facilities and asset impairment charges of $0.5 million principally relating to the 2011 restructuring.

6.    NET INTEREST AND INVESTMENT GAINS AND LOSSES

For the first half of 2013, net interest and investment gains and losses were losses of $182.9 million (2012: $93.4 million), consisting of the following:

	Six Months Ended 30 June
	2013	2012
	$m	$m
Interest expense (including amortisation of deferred financing costs):
Interest on 6.25% Notes due 2019	13.2	—
Interest on 8.75% Notes issued October 2009	—	21.8
Interest on 8.75% Notes issued August 2010	—	7.4

Total debt interest expense	13.2	29.2
Other financial charges	—	0.5
Net foreign exchange losses	0.6	0.5

Interest expense	13.8	30.2

Interest income:
Interest income	(0.2)	(0.2)
Other financial gains	(0.1)	(0.2)

Interest income	(0.3)	(0.4)

Net charge on debt retirements (refer to Note 8)	140.2	—
Net loss on investments in associates (refer to Note 7)	29.2	63.6

Net interest and investment gains and losses	182.9	93.4

7.    INVESTMENTS IN ASSOCIATES

	Janssen AI	Proteostasis	Alkermes	Newbridge	Total
	$m	$m	$m	$m	$m
1 January 2012	144.0	17.3	520.4	—	681.7
Addition	48.7	—	—	—	48.7
Share of net losses of associates — continuing operations	(61.7)	(1.9)	—	—	(63.6)
Share of net losses of associates — discontinued operations	—	—	(15.5)	—	(15.5)
Disposal of investment in associate	—	—	(504.9)	—	(504.9)

At 30 June 2012	131.0	15.4	—	—	146.4

Addition	28.2	—	—	—	28.2
Share of net losses of associates — continuing operations	(52.9)	(1.4)	—	—	(54.3)
Impairment of investment in associate — continuing operations	(117.3)	—	—	—	(117.3)
Reclassification of excess of losses over investment to current liabilities	11.0	—	—	—	11.0

At 31 December 2012	—	14.0	—	—	14.0

Excess losses over investment presented in current liabilities at 31 December 2012	(11.0)	—	—	—	(11.0)
Addition	55.7	—	—	40.0	95.7
Net loss on investments in associates — continuing operations	(25.1)	(1.7)	—	(2.4)	(29.2)

At 30 June 2013	19.6	12.3	—	37.6	69.5

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of the transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, our interest in Janssen AI could be reduced. We recorded our investment in Janssen AI as an investment in associate and this investment was initially recognised based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s AIP assets and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment.

During the first half of 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at 31 December 2011, was spent. In May 2012, Johnson & Johnson and Elan each provided funding of $48.7 million to Janssen AI. At 30 June 2012, the carrying value of our Janssen AI investment in associate was comprised of our proportionate 49.9% share of Janssen’s AIP assets of $117.3 million and the additional funding provided by us in May 2012 of $48.7 million, reduced by the net loss of $35.0 million on the investment in associate recorded during the first half of 2012 relating to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 funding commitment. During the second half of 2012, Johnson & Johnson and Elan each provided further funding of $28.2 million to Janssen AI.

On 6 August 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million on our Janssen AI investment in associate, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. Janssen AI recorded an impairment charge of $678.9 million representing its full carrying value of the AIP assets.

During the first half of 2013, Johnson & Johnson and Elan each provided further funding of $55.7 million to Janssen AI and our remaining funding commitment at 30 June 2013 is $67.4 million. The net loss recorded on the investment in associate during the first half of 2013 was $25.1 million (2012: $61.7 million). Our equity interest in Janssen AI is recorded as an investment in associate on the Consolidated Balance Sheet at 30 June 2013, at a carrying value of $19.6 million.

The following table sets forth the computation of the net loss on investment in associate for the periods ended 30 June 2013 and 2012:

	Six Months Ended 30 June
	2013	2012
	$m	$m
Net loss reported by Janssen AI	50.3	131.1

Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	25.1	65.4
Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment	—	(3.7)

Net loss on investment in Janssen AI associate	25.1	61.7

Proteostasis

In May 2011, we invested $20.0 million into equity capital of Proteostasis and our equity interest was recorded as an investment in associate on the Consolidated Balance Sheet. The net loss recorded on the investment in associate in the first half of 2013 was $1.7 million (2012: $1.9 million). At 30 June 2013, we held approximately 22% of the share capital of Proteostasis.

Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT on 16 September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) and accounted for this investment as an investment in associate.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. Following the sale, our remaining equity interest of approximately 6%, (7.75 million ordinary shares of Alkermes plc), was classified as an available-for-sale investment with an initial carrying value of $134.1 million and equity method accounting no longer applied to this investment. See Note 10 for additional information on the disposal of shares in Alkermes plc.

During the first half of 2012, we recorded a net loss on the investment in associate of $12.5 million related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc. We also recorded an expense of $3.0 million related to the amortisation of a basis difference between the carrying amount of our investment in the associate and our share of the book value of the assets of Alkermes plc.

Newbridge

On 4 April 2013, we completed a $40.0 million investment in Newbridge Pharmaceuticals (Newbridge) in exchange for 48% of the share capital of the company. We have appointed two directors to the Board of Newbridge and have the option to purchase the remaining equity in Newbridge between January 2014 and March 2015 for approximately $243 million. Our $40.0 million equity interest in Newbridge has been recorded as an investment in associate on the Condensed Consolidated Balance Sheet. The net loss recorded on the investment in associate in the first half of 2013 was $2.4 million, representing our share of the net losses of Newbridge from the date of acquisition of the equity interest on 4 April 2013 through 30 June 2013.

8.    NET CHARGE ON DEBT RETIREMENT

On 2 April 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600.0 million in aggregate principal amount of the then outstanding 6.25% Senior Notes due 2019 (the 2019 Notes). The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on 2 May 2013. In connection with the redemption, we recorded a net charge on debt retirement of $118.1 million in the first half of 2013, including a non-cash write-off of approximately $11.4 million related to unamortised deferred financing costs.

In addition, we incurred debt issuance transaction costs of $19.1 million and interest costs of $3.0 million related to the offering and subsequent redemption of $850.0 million in aggregate principal amount of 6.25% Senior Notes due 2021 (the 2021 Notes). The offering of the 2021 Notes closed into escrow on 31 May 2013 subject to the completion of the Theravance Transaction. Following the result of the EGM on 17 June 2013 where the Theravance Transaction was not approved by shareholders, the 2021 Notes were redeemed on 20 June 2013 at par plus accrued interest.

9.    INCOME TAX

The components of the income tax (benefit)/expense for the six month periods ended 30 June from continuing and discontinued operations were as follows:

	Six Months Ended 30 June
	2013	2012
	$m	$m
Continuing Operations
Current tax expense	0.4	—
Deferred tax benefit — origination and reversal of timing differences	(11.3)	(30.1)

Income tax benefit — continuing operations	(10.9)	(30.1)

Discontinued Operations
Current tax expense	9.2	0.1
Deferred tax expense	490.2	30.7

Income tax expense — discontinued operations	499.4	30.8

Total Operations
Current tax expense	9.6	0.1
Deferred tax expense — origination and reversal of timing differences	478.9	0.6

Total income tax expense	488.5	0.7

The total income tax expense for the first half of 2013 is $488.5 million and is comprised primarily of a $481.4 million tax expense arising on the Tysabri Transaction. The tax expense attributable to the Tysabri Transaction includes a $9.2 million cash tax expense related to U.S. Federal and State taxes and the balance comprises a deferred tax expense arising from the utilisation of deferred tax assets against the Tysabri gain.

The total income tax expense for continuing and discontinued operations of $0.7 million in the first half of 2012 reflects federal and state taxes in the United States and the availability of tax losses and foreign withholding tax.

	Balance 1 January 2013	Recognised In Income	Recognised In Equity	Balance 30 June 2013
	$m	$m	$m	$m
Deferred taxation liabilities	—	(0.9)	—	(0.9)
Deferred taxation assets	486.5	(478.0)	(8.5)	—

Net deferred taxation asset/(liability)	486.5	(478.9)	(8.5)	(0.9)

10.    DISCONTINUED OPERATIONS

Tysabri

On 2 April 2013, we completed the asset purchase transaction with Biogen Idec Inc. (Biogen Idec), which was announced on 6 February 2013, whereby we transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of approximately $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. As a result of the disposal of the Tysabri IP and other assets related to Tysabri, the results of the Tysabri business for the period through 2 April 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2013, and the comparative amounts have been restated to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we will receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded as revenue within continuing operations.

Prothena

On 20 December 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution (a distribution of non-cash assets) by Elan to Elan shareholders which was accounted for at fair value in the 2012 Annual Report. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan American Depositary Shares (ADSs) held.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. Our equity interest in Prothena has been recorded as an available for sale investment on the Condensed Consolidated Balance Sheet.

The financial results of the Prothena Business for the six months ended 30 June 2012 are presented as a discontinued operation in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2012. We incurred $0.5 million of transaction costs associated with the separation during the first half of 2013.

EDT/Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT on 16 September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) and accounted for this investment as an investment in associate. We presented the historical financial results of the EDT business as a discontinued operation. All gains and losses related to our shareholding in Alkermes plc are also presented in discontinued operations.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. We continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which is subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was classified as an available-for-sale investment reflected in current assets and equity method accounting no longer applied to this investment.

On 6 February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million.

(a) Income Statement

The income statement financial information relating to Tysabri, the Prothena business and the EDT business for the first half of 2013 and 2012 are set out below:

2013

	Tysabri	Prothena	EDT	Total
	$m	$m	$m	$m
Revenue	207.7	—	—	207.7
Cost of sales	71.9	—	—	71.9

Gross profit	135.8	—	—	135.8

Selling, general and administative expenses	5.3	—	—	5.3
Research and development expenses	17.9	—	—	17.9

Operating profit	112.6	—	—	112.6

Net interest and investment gains and losses:
Net gain on disposal of available for sale investment	—	—	(35.6)	(35.6)

Net interest and investment gains and losses	—	—	(35.6)	(35.6)

Net income before tax from discontinued operations	112.6	—	35.6	148.2
Income tax expense	499.4	—	—	499.4
Net gain/(loss) on divestment of business	3,119.7	(0.5)	—	3,119.2

Net income/(loss) from discontinued operations (net of tax)	2,732.9	(0.5)	35.6	2,768.0

2012

	Tysabri	Prothena	EDT	Total
	$m	$m	$m	$m
Revenue	344.1	—	—	344.1
Cost of sales	134.7	—	—	134.7

Gross profit	209.4	—	—	209.4

Selling, general and administative expenses	6.3	0.8	—	7.1
Research and development expenses	32.0	15.7	—	47.7

Operating profit/(loss)	171.1	(16.5)	—	154.6

Net interest and investment gains and losses:
Net gain on disposal of investment in associate	—	—	(10.3)	(10.3)
Net loss on investment in associate	—	—	15.5	15.5

Net interest and investment gains and losses	—	—	5.2	5.2

Net income/(loss) before tax from discontinued operations	171.1	(16.5)	(5.2)	149.4
Income tax expense/(benefit)	33.2	(2.4)	—	30.8

Net income/(loss) from discontinued operations (net of tax)	137.9	(14.1)	(5.2)	118.6

(b) Cash flows

The cash flows attributable to discontinued operations for the first half of 2013 and 2012 are set out below.

2013

	Tysabri	Prothena	EDT	Total
	$m	$m	$m	$m
Operating cash flows	84.0	(0.5)	—	83.5
Investing cash flows	3,249.5	—	169.7	3,419.2

Total cash flows	3,333.5	(0.5)	169.7	3,502.7

2012

	Tysabri	Prothena	EDT	Total
	$m	$m	$m	$m
Operating cash flows	169.6	(19.1)	—	150.5
Investing cash flows	—	(0.2)	380.9	380.7

Total cash flows	169.6	(19.3)	380.9	531.2

(c) Revenue

Tysabri was developed in collaboration with Biogen Idec. Prior to completion of the Tysabri Transaction, Tysabri was marketed in collaboration with Biogen Idec, and in general, subject to certain limitations, we shared with Biogen Idec most of the development and commercialisation costs for Tysabri. Biogen Idec was responsible for manufacturing the product. In the United States, we purchased Tysabri from Biogen Idec and were responsible for distribution. Outside of the United States, Biogen Idec was responsible for distribution.

The Tysabri collaboration was a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Financial Reporting of Interests in Joint Ventures”, (IAS 31). A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss was calculated excluding R&D expenses (we recorded our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, we recognised as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Our actual operating profit or loss on Tysabri differed from our share of the collaboration operating profit or loss because certain Tysabri-related expenses were not shared through the collaboration, and certain unique risks are retained by each party.

The Tysabri revenue of $207.7 million in the first half of 2013 relates to the period through 2 April 2013, prior to the completion of the Tysabri Transaction. The 50% share of Tysabri profits for the month of April 2013 along with the continuing royalties for the months of May and June 2013 are recorded as revenue within continuing operations.

The Tysabri revenue of $207.7 million for the period to 2 April 2013 and $344.1 million for the first half of 2012 was calculated as follows:

	1 January-2 April 2013
	U.S.	ROW	Total
	$m	$m	$m
Tysabri in-market net sales	257.4	198.6	456.0
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(102.2)	(85.6)	(187.8)

Tysabri collaboration operating profit	155.2	113.0	268.2

Elan’s 50% share of Tysabri collaboration operating profit	77.6	56.5	134.1
Elan’s directly incurred costs	45.3	28.3	73.6

Net Tysabri revenue	122.9	84.8	207.7

	Six Months Ended 30 June 2012
	U.S.	ROW	Total
	$m	$m	$m
Tysabri in-market net sales	412.5	382.0	794.5
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(201.7)	(162.2)	(363.9)

Tysabri collaboration operating profit	210.8	219.8	430.6

Elan’s 50% share of Tysabri collaboration operating profit	105.4	109.9	215.3
Elan’s directly incurred costs	74.6	54.2	128.8

Net Tysabri revenue	180.0	164.1	344.1

(d) Other charges

Other net gains and charges from discontinued operations for the first half of 2013 consisted of the following:

2013

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m
Severance, restructuring and other costs	0.3	0.9	2.5	3.7

	0.3	0.9	2.5	3.7

During the first half of 2013, we incurred severance, restructuring and other costs of $3.7 million related primarily to the Tysabri business. We did not incur other charges from our discontinued operations during the first half of 2012.

(e) Net gain on divestment of Tysabri business

The net gain recorded on divestment of the Tysabri business in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2013 amounted to $3,119.7 million, and was calculated as follows:

30 June 2013
$m
Cash consideration	3,249.5
Other intangible assets	(97.1)
Transaction and other costs	(32.7)

Net gain on divestment of business	3,119.7

(f) Net loss on investment in associate

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Condensed Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

In the first half of 2012, we recorded a net loss on the investment in associate of $15.5 million related to the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc.

(g) Net gain on the disposal of investment in associate

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and received net proceeds of $381.1 million, after deduction of underwriter and other fees.

The net gain on disposal of $10.3 million was calculated as follows:

30 June 2012
$m
Share proceeds	398.5
Fair value of available-for-sale investment retained	134.1
Carrying value of investment in associate disposed	(504.9)
Transaction costs	(17.4)

Gain on disposal of investment in associate	10.3

The initial fair value of the available-for-sale investment in Alkermes plc was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share.

(h) Net gain on the disposal of available for sale investment

In February 2013, Elan sold the remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million and recognised a realised gain of $35.6 million, including $9.4 million reclassified from the available for sale investment reserve.

(i) Income tax expense

The income tax expense for the first half of 2013 of $499.4 million (2012: $30.8 million) includes a tax charge on the Tysabri Transaction of approximately $481.4 million. This includes a cash tax charge of approximately $9.2 million related to U.S. State taxes and Federal alternative minimum taxes.

11.    RETIREMENT BENEFIT OBLIGATIONS

The Elan defined benefit pension plans were closed to new members in March 2009 and the future accrual of benefits ceased for active members of the plans on 31 January 2013. Up to this date, Elan funded the pension entitlements of eligible employees based in Ireland through two defined benefit pension plans. In connection with the cessation of the future accrual of benefits, we made a lump sum contribution to the defined benefit plans of $19.8 million during the first half of 2013. As a result of the cessation of the future accrual of benefits to the active members of the plans, the link to future pensionable salary increases has been broken for these active members. This has given rise to a reduction in the actuarial present value of the defined benefit obligation of $3.2 million. This curtailment gain has been recognised in profit or loss in the first half of 2013.

During the first half of 2013, Elan also made an enhanced transfer value (ETV) offer to the members of the defined benefit plans to transfer their benefits from the defined benefit schemes. The Company committed to transfer €15 million to the pension plans to fund the ETV, of which €2.0 million ($2.6 million) had been contributed by 30 June 2013. We have provided for the remainder of the committed contribution of $16.9 million in accrued liabilities on the balance sheet at 30 June 2013. In connection with the ETV programme, $25.9 million was paid from the pension assets during the first half of 2013 to settle $39.0 million of the defined benefit obligation resulting in a settlement gain of $13.1 million which has been recognised in profit or loss in the first half of 2013.

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	30 June 2013	31 December 2012
Discount rate	3.7%	3.3%
Inflation rate	2.0%	2.0%
Pension increases in payment (where applicable)(1)	2.0%	2.0%
Future salary increases(2)	—	3.4%

(1)	Pension increases in payment are in line with inflation (capped at 5%) for certain members and nil for other members.

(2)	The assumption of future salary increases is no longer applicable following the cessation of the future accrual of benefits to the active members of the defined benefit pension schemes.

IAS 19 (revised) has been adopted retrospectively for the first time in these half year financial statements for the six months ended 30 June 2013. This resulted in an increase in the consolidated retained losses of $64.9 million at 1 January 2013 with a corresponding decrease in the net assets to reflect the elimination of the net pension asset at 31 December 2012 of $25.8 million and the recognition of a net pension liability of $39.1 million. Refer to Note 2 of these half year financial statements for further information on the impact of the adoption of IAS 19 (revised).

The amount recognised in the Condensed Consolidated Balance Sheet in respect of our defined benefit plans is as follows:

	30 June 2013	31 December 2012 (restated)
	$m	$m
Fair value of plan assets	99.1	101.3
Present value of defined benefit obligations	(88.0)	(140.4)

Present value of funded/(unfunded) status	11.1	(39.1)

Effect of asset ceiling	(11.1)	—

Net pension asset/(liability)	—	(39.1)

Amounts recognised in the comprehensive income in respect of our defined benefit plans:

	2013	2012 (restated)
	$m	$m
Service cost	0.1	0.6
Net interest expense	0.6	0.5
Settlement gain	(13.1)	—
Curtailment gain	(3.2)	—

Net periodic pension (benefit)/cost recorded in profit or loss	(15.6)	1.1

Remeasurement of net defined benefit asset/(liability):
Return on plan assets (excluding interest income)	(1.4)	—
Actuarial gain — changes in assumptions	(10.5)	—
Adjustments for asset ceiling:
Restrictions on net defined benefit asset	11.1	—
Restrictions on committed contributions	16.9	—

Components of defined benefit costs in OCI	16.1	—

Total defined benefit costs	0.5	1.1

The net funded position of the defined benefit plans of $11.1 million at 30 June 2013 has not been recognised on the Unaudited Condensed Consolidated Balance Sheet in accordance with the asset ceiling rules and an asset ceiling loss of $11.1 million has been recognised in OCI to reduce the pension asset to $nil. In addition, an asset ceiling loss of $16.9 million has been recognised in OCI in respect of the outstanding funding commitment at 30 June 2013 which has been recognised as a liability on the balance sheet.

Change in the present value of the defined benefit obligations of the plans are as follows:

$m
Beginning balance at 1 January 2013	(140.4)
Service cost	(0.1)
Interest cost	(2.0)
Employee contributions	—
Remeasurement of defined benefit obligations	10.5
Benefits paid and other disbursements	0.2
Settlement	39.0
Curtailment gain	3.2
Foreign currency exchange rate changes	1.6

Ending balance at 30 June 2013	(88.0)

Changes in the fair value of the plans’ assets are as follows:

$m
Beginning balance at 1 January 2013	101.3
Interest income	1.4
Remeasurement of plan assets	1.4
Settlement	(25.9)
Employer contributions	22.7
Benefits paid and other disbursements	(0.2)
Foreign currency exchange rate changes	(1.6)

Fair value of plan assets at 30 June 2013	99.1

12.    NET EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options and Restricted Stock Units (RSUs).

As net losses from continuing operations were recorded in the first half of 2013 and 2012, the dilutive potential shares are anti-dilutive for the earnings per share from discontinued operations.

Refer to the half-year income statement on page 16 for the basic and diluted earnings/(loss) per share of the continuing, discontinued and total operations for the first half of 2013 and 2012.

As at 30 June 2013, there were 18.6 million (30 June 2012: 25.7 million) share options and RSUs outstanding that could potentially have a dilutive impact on earnings per share from continuing operations in the future but were anti-dilutive in the first half of 2013 and 2012. As net losses from continuing operations were recorded in the first half of 2013 and 2012, the dilutive potential shares are anti-dilutive for the earnings per share from discontinued operations and from total operations.

13.    SHARE-BASED COMPENSATION

During the first half of 2013 we granted equity awards from the Long Term Incentive Plan (2006 LTIP), which provides for the issuance of share options, RSUs and other equity awards. As at 30 June 2013, 927,670 shares were available for future issuance under the 2006 LTIP (31 December 2012: 1,292,215 shares).

In May 2012, our shareholders approved the Elan Corporation, plc 2012 Long Term Incentive Plan (2012 LTIP), which provides for the grant of equity up to 30,000,000 Ordinary Shares. As at 30 June 2013, 27,724,453 shares were available for future issuance under the 2012 LTIP (31 December 2012: 30,000,000).

Share Options

The terms and conditions of our equity award plans and equity award activities are disclosed in our 2012 Annual Report. Share options are granted at fixed exercise prices equal to the market value of our shares on the date of grant. We granted approximately 2,190,000 share options on similar terms to employees of Elan during the first half of 2013 (2012: approximately 3,621,000 share options).

Equity-settled share-based payments made to employees have been recognised in the financial statements based on the fair value of the awards measured at the date of grant. Equity-settled share-based payments made to non-employees have been recognised in the financial statements based on the fair value of the awards measured when services are rendered. The fair value of share options is calculated using a binomial option-pricing model, and the fair value of options issued under our employee equity purchase plan, which is described further below, is calculated using the Black-Scholes option-pricing model, taking into consideration the relevant terms and conditions.

The estimated weighted-average grant date fair values of share options awarded during the first half of 2013 and 2012 were $3.44 and $6.71 per share option, respectively. The fair value was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	Six Months Ended 30 June
	2013	2012
Share price and exercise price	$9.84	$13.26
Risk-free interest rate	0.9%	0.9%
Expected volatility (1)	38.5%	60.7%
Expected dividend yield	—	—
Expected life (2)	—	—

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

(2)

The expected lives of options granted in the first half of 2013, as derived from the output of the binomial model, ranged from 4.9 years to 6.6 years (2012: 5.1 years to 6.8 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

During the first half of 2013 we granted RSUs to certain employees, directors and consultants of Elan under our 2006 LTIP and 2012 LTIP. The terms and conditions of the RSU awards are disclosed in our 2012 Annual Report. We granted approximately 1,248,000 RSUs on similar terms to directors and employees of Elan during the first half of 2013 (2012: approximately 2,159,000 RSUs). The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for non-employees. The estimated weighted-average grant date fair values of RSUs granted during the first half of 2013 and 2012 were $9.84 and $13.20 per unit, respectively.

Share-based compensation expense

We recognised total compensation expense related to equity-settled share-based awards of $13.2 million during the first half of 2013 (2012: $26.4 million). The expenses have been recognised in the following line items in the half-year income statement:

	Six Months Ended 30 June
	2013	2012
	$m	$m
Cost of sales	—	—
Selling, general and administrative expenses (1)	10.3	12.8
Research and development expenses	2.0	6.4

Share-based compensation expense — continuing operations	12.3	19.2
Share-based compensation expense — discontinued operations(2)	0.9	7.2

Total share-based compensation expense	13.2	26.4

(1)	SG&A expenses in the first half of 2013 include $nil (2012: $0.1 million) that has been disclosed in other charges.

(2)	Discontinued operations expense in the first half of 2013 includes $0.4 million (2012: $nil) that was disclosed in other charges.

Share-based compensation arose under the following share-based awards:

	Six Months Ended 30 June
	2013	2012
	$m	$m
Share options	5.9	11.8
RSUs	7.3	14.1
EEPP	—	0.5

Total	13.2	26.4

14.    AVAILABLE-FOR-SALE INVESTMENTS

Our current available-for-sale investments consisted of the following:

	30 June 2013	31 December 2012
	$m	$m
Quoted equity securities	42.0	167.9

Available-for-sale investments — current	42.0	167.9

Current available-for-sale securities at 30 June 2013 primarily consisted of our equity investment in Prothena. In connection with the separation of the Prothena Business into a new, publicly traded company in December 2012, we subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Condensed Consolidated Balance Sheet at an initial carrying value of $22.9 million. The fair market value of available for sale investment at 30 June 2013 is $41.1 million (31 December 2012: $23.3 million).

At 31 December 2012, current available-for-sale securities consisted primarily of our remaining 7.75 million shares of Alkermes plc with a fair value of $143.5 million and our Prothena investment with a fair value of $23.3 million.

On 6 February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million. We recognised a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the Unaudited Condensed Consolidated Half-Year Income Statement for the six months ended 30 June 2013. Following the derecognition of our investment in associate in Alkermes plc in March 2012, we initially recognised the Alkermes plc available for sale investment at a carrying amount of $134.1 million based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share.

Our non-current available-for-sale investments consisted of the following:

	30 June 2013	31 December 2012
	$m	$m
Unquoted equity securities	7.9	7.8

Available-for-sale investments — non-current	7.9	7.8

At 30 June 2013 and at 31 December 2012, our non-current unquoted equity securities are comprised of investments in small privately held biotechnology companies, which are carried at fair value.

Movements on available-for-sale investments in equity were as follows:

	Six Months Ended 30 June
	2013	2012
	$m	$m
Net gain/(loss) recorded in other comprehensive income	17.3	(2.8)
Net gain transferred from available for sale reserve to profit or loss	(9.4)	—

Total	7.9	(2.8)

15.    ACCOUNTS RECEIVABLE

The decrease in the accounts receivable balance from $193.5 million at 31 December 2012 to $55.9 million at 30 June 2013 is primarily attributable to the receipt of Tysabri collaboration receivable balances following the completion of the Tysabri Transaction on 2 April 2013.

16.    ACCRUED AND OTHER LIABILITIES

Our accrued and other liabilities consisted of the following:

	30 June 2013	31 December 2012 (restated)
	$m	$m
Non-current liabilities:
Pension liability	—	39.1
Deferred compensation	2.7	4.7
Other liabilities	1.9	2.4
Deferred rent	0.4	0.6

Non-current liabilities	5.0	46.8

	30 June 2013	31 December 2012
	$m	$m
Current liabilities:
Accrued transaction costs	67.9	—
Accrued royalties payable	17.3	79.1
Defined benefit pension plan contribution commitment	16.9	—
Accrued rebates	16.5	31.8
Clinical trial accruals	10.2	13.0
Payroll and related taxes	9.1	20.8
Restructuring accrual	5.7	27.6
Sales and marketing accruals	—	28.1
Accrued Prothena transaction costs	—	12.5
Janssen AI losses in excess of investment	—	11.0
Accrued interest	—	9.3
Cambridge Collaboration termination accrual	—	8.0
Income tax payable	—	1.0
Other accruals	15.2	15.5

Current liabilities	158.8	257.7

Refer to Note 11 for information on the change in the funded position of the defined benefit pension plans and the restatement of 31 December 2012 pension plan balance.

The decrease in the current accrued and other liabilities balance from $257.7 million at 31 December 2012 to $158.8 million at 30 June 2013 is primarily attributable to the payment of Tysabri collaboration related accruals following the completion of the Tysabri Transaction on 2 April 2013. This is partially offset by the accrued transaction costs at 30 June 2013 of $67.9 million which relate to the transactions we proposed for shareholder approval during the first half of 2013, along with the cost incurred in relation to the defence of the Royalty Pharma Offer and the formal sale process. Refer to Note 5 for further information on these transactions.

17.    PROVISIONS

At 30 June 2013, we had a non-current provisions balance of $6.6 million (31 December 2012: $9.4 million) primarily relating to onerous lease provisions on leased property that we no longer utilise.

At 30 June 2013, we had current provisions balance of $4.6 million (31 December 2012: $57.4 million). The decrease in current provisions from $57.4 million at 31 December 2012 to $4.6 million at 30 June 2013 is primarily attributable to the payment of a lease termination charge and associated fees of $47.0 million during the first half of 2013 to exit from leased space in South San Francisco which we no longer utilised following the separation of the Prothena business and cessation of the remaining early stage research activities.

18.    ACCOUNTS PAYABLE

The decrease in the accounts payable balance from $45.6 million at 31 December 2012 to $11.5 million at 30 June 2013 is primarily attributable to the payment of Tysabri collaboration related accounts payable balances following the completion of the Tysabri Transaction on 2 April 2013.

19.    SHARE CAPITAL AND CAPITAL REDEMPTION RESERVE

	At 30 June 2013			At 31 December 2012
	Number	Percentage of Share Capital	$000s	Number	Percentage of Share Capital	$000s
Ordinary Shares	511,586,181	100%	36,853	594,949,536	100%	36,496

On 18 April 2013, we announced the results of the $1.0 billion Dutch Auction share repurchase programme, which resulted in the purchase of 88.9 million shares at $11.25 per share. The repurchased shares were subsequently cancelled by Elan. The nominal value of the cancelled shares of $5.8 million has been transferred to a capital redemption reserve. Transaction costs related to the share repurchase programme of $6.4 million were incurred, in addition to a 1% stamp duty liability on the repurchase of the shares of $10.0 million.

During the first half of 2013, we issued approximately 5.5 million shares in relation to employee stock plans.

20.    FINANCIAL RISK MANAGEMENT

Financial Risk Factors

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign currency exchange rates and interest rates, as well as the creditworthiness of our counterparties.

The half-year financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2012 Annual Report.

There have been no changes in our risk management policies since year-end.

Liquidity risk

Compared to year-end, the only material change in the contractual undiscounted cash outflows for financial liabilities relates to the redemption of the $600.0 million in aggregate principal amount of the 2019 Notes.

Our liquid resources and shareholders’ equity were as follows:

	30 June	31 December
	2013	2012
	$m	$m
Cash and cash equivalents	1,918.3	431.3
Restricted cash and cash equivalents—current	3.4	2.6
Available-for-sale investments—current	42.0	167.9

Total liquid resources	1,963.7	601.8

Shareholders’ equity	1,965.4	503.7

Cash and cash equivalents during the first half of 2013 were impacted by the Tysabri Transaction (see Note 10 for further details) and the Share Repurchase programme (see Note 19 for further details).

Fair value estimation

There were no significant changes in the business or economic circumstances during the first half of 2013 that affect the fair value of our financial assets and financial liabilities.

During the first half of 2013, there were no reclassifications of financial assets and no significant transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

For information on our fair value hierarchies please refer to Note 31 of the 2012 Annual Report. These hierarchy disclosures have not changed materially since 31 December 2012.

The carrying value and fair value of financial assets by category were as follows:

	Available for Sale	Loans and Receivables	Total Carrying Value	Fair Value
	$m	$m	$m	$m
At 30 June 2013:
Cash and cash equivalents	—	1,918.3	1,918.3	1,918.3
Restricted cash	—	4.3	4.3	4.3
Available-for-sale investments	49.9	—	49.9	49.9
Accounts receivable	—	55.9	55.9	55.9
Other receivables and non current assets(1)	—	9.4	9.4	9.4

Total financial assets at 30 June 2013	49.9	1,987.9	2,037.8	2,037.8

At 31 December 2012:
Cash and cash equivalents	—	431.3	431.3	431.3
Restricted cash	—	16.3	16.3	16.3
Available-for-sale investments	175.7	—	175.7	175.7
Accounts receivable	—	193.5	193.5	193.5
Other receivables and non current assets(1)	—	9.0	9.0	9.0

Total financial assets at 31 December 2012	175.7	650.1	825.8	825.8

(1)	Excludes other assets of $7.6 million (31 December 2012 $10.5 million).

The carrying value and fair value of financial liabilities, which are held at amortised cost, by category were as follows:

	Total Carrying Value	Fair Value
	$m	$m
At 30 June 2013:
Accounts payable	11.5	11.5
Accrued and other financial liabilities(1)	162.8	162.8

Total financial liabilities at 30 June 2013	174.3	174.3

At 31 December 2012:
6.25% Notes(2)	588.2	628.1
Accounts payable	45.6	45.6
Accrued and other financial liabilities(1)	263.5	263.5

Total financial liabilities at 31 December 2012	897.3	937.2

(1)

Excludes total deferred rent of $0.9 million (31 December 2012 $1.2 million). And other financial liabilities of $0.1 million (31 December 2012: $0.7 million). The balance at 31 December 2012 also excludes a pension liability of $39.1 million.

(2)	The fair values of our debt instruments were based on unadjusted quoted prices.

21.    LITIGATION

We are or were involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

In December 2010, we finalised our agreement with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we pleaded guilty to a misdemeanour violation of the U.S. Federal Food, Drug, and Cosmetic (FD&C) Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the U.S. Food and Drug Administration (FDA). If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Securities matters

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On 24 September 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating to the 31 July 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the 29 July 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. In the second half of 2011, throughout 2012 and to date, in 2013, we received supplemental requests for documents from the SEC and/or the U.S. Department of Justice (DOJ) related to this matter. We continue to provide the SEC and the DOJ with materials in connection with the investigation.

Tysabri product liability lawsuits

We and our former collaborator Biogen Idec are co-defendants in product liability lawsuits arising out of the occurrence of PML and other serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri to be filed. We cannot predict how these cases will be resolved. Adverse results in one or more of these lawsuits could result in substantial monetary judgements against us.

22.    RELATED PARTIES

We have related party relationships with our subsidiaries, associates, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not presented in accordance with revised IAS 24, “Related Party Disclosures” (IAS 24).

There were no material related party transactions in the six months ended 30 June 2013 and there were no changes in the related party transactions described in the 2012 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

U.S. GAAP Information

The half-year financial statements of the Company have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP).

Unaudited Condensed Consolidated Half-Year Income Statement

For the Six Months Ended 30 June 2013

	IFRS	(A) Other Intangible Assets	(B) Taxation	(C) Other Net Charges	(D) Investment in Associate	(E) & (F) Pensions & Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m
Continuing Operations
Revenue	56.5	—	—	—	—	—	56.5
Cost of sales	—	—	—	—	—	—	—

Gross profit	56.5	—	—	—	—	—	56.5
Selling, general and administrative expenses	145.6	—	—	(90.8)	—	0.4	55.2
Research and development expenses	54.6	—	—	(13.0)	—	—	41.6
Other net charges	—	—	—	103.8	—	12.4	116.2

Total operating expenses	200.2	—	—	—	—	12.8	213.0

Operating loss	(143.7)	—	—	—	—	(12.8)	(156.5)
Interest expense	13.5	—	—	—	—	0.1	13.6
Net charge on debt retirement	140.2	—	—	—	—	—	140.2
Net loss on investments in associate	29.2	—	—	—	—	—	29.2

Net interest and investment gains and losses	182.9	—	—	—	—	0.1	183.0

Net loss before tax	(326.6)	—	—	—	—	(12.9)	(339.5)
Income tax benefit	(10.9)		(4.0)	—	—	—	(14.9)

Net loss from continuing operations	(315.7)	—	4.0	—	—	(12.9)	(324.6)

Discontinued Operations
Net income/(loss) from discontinued operations	2,768.0	(98.1)	(0.9)	—	7.6	—	2,676.6

Net income/(loss)	2,452.3	(98.1)	3.1	—	7.6	(12.9)	2,352.0

Unaudited Discontinued Operations Half-Year Income Statement

For the Six Months Ended 30 June 2013

	IFRS	(A) Other Intangible Assets	(B) Taxation	(C) Other Net Charges	(D) Investment in Associate	(G) Tysabri	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m
Discontinued Operations
Revenue	207.7	—	—	—	—	136.3	344.0
Cost of sales	71.9	—	—	(0.3)	—	115.2	186.8

Gross profit	135.8	—	—	0.3	—	21.1	157.2
Selling, general and administrative expenses	5.3	—	—	(0.9)	—	21.1	25.5
Research and development expenses	17.9	—	—	(2.5)	—	—	15.4
Other net charges	—	—	—	3.7	—	—	3.7

Total operating expenses	23.2	—	—	0.3	—	21.1	44.6

Operating profit	112.6	—	—	—	—	—	112.6
Net gain on disposal of available for sale investment	(35.6)	—	—	—	(7.6)	—	(43.2)
Net interest and investment gains and losses	—	—	—	—	—	—	—

Net income before tax	148.2	—	—	—	7.6	—	155.8
Income tax expense	499.4	—	0.9	—	—	—	500.3
Net gain on divestment of business	(3,119.2)	98.1	—	—	—	—	(3,021.1)

Net income from discontinued operations	2,768.0	(98.1)	(0.9)	—	7.6	—	2,676.6

Unaudited Condensed Consolidated Half-Year Income Statement

For the Six Months Ended 30 June 2012

	IFRS (restated)(1)	(A) Other Intangible Assets	(C) Other net Charges	(D) Investment in Associate	(E) & (F) Pensions & Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m
Continuing Operations
Revenue	—	—	—	—	—	—
Cost of sales	0.2	—	—	—	—	0.2

Gross profit	(0.2)	—	—	—	—	(0.2)
Selling, general and administrative expenses	62.6	—	(0.3)	—	0.5	62.8
Research and development expenses	52.1	—	(1.6)	—	—	50.5
Other net charges	—	—	1.9	—	—	1.9

Total operating expenses	114.7	—	—	—	0.5	115.2

Operating loss	(114.9)	—	—	—	(0.5)	(115.4)
Interest expense	30.2	—	—	—	(0.9)	29.3
Interest income	(0.4)	—	—	—	0.3	(0.1)
Net loss on investments in associate	63.6	—	—	(13.4)	—	50.2

Net interest and investment gains and losses	93.4	—	—	(13.4)	(0.6)	79.4

Net (loss)/income before tax	(208.3)	—	—	13.4	0.1	(194.8)
Income tax benefit	(30.1)	—	—	—	—	(30.1)

Net loss from continuing operations	(178.2)	—	—	13.4	0.1	(164.7)

Discontinued Operations
Net income from discontinued operations	118.6	0.9	—	(15.1)	—	104.4

Net loss	(59.6)	0.9	—	(1.7)	0.1	(60.3)

(1)	Please refer to Note 2(a) for information on the impact of adopting IAS 19 (revised).

Unaudited Discontinued Operations Half-Year Income Statement

For the Six Months Ended 30 June 2012

	IFRS	(A) Other Intangible Assets	(D) Investment in Associate	(G) Tysabri	U.S. GAAP
	$m	$m	$m	$m	$m
Discontinued Operations
Revenue	344.1	—	—	232.5	576.6
Cost of sales	134.7	—	—	180.6	315.3

Gross profit	209.4	—	—	51.9	261.3
Selling, general and administrative expenses	7.1	(0.9)	—	51.9	58.1
Research and development expenses	47.7	—	—	—	47.7
Other net charges	—	—	—	—	—

Total operating expenses	54.8	(0.9)	—	51.9	105.8

Operating profit	154.6	0.9	—	—	155.5
Net gain on disposal of investment in associate	(10.3)	—	23.4	—	13.1
Net loss on investments in associate	15.5	—	(8.3)	—	7.2

Net interest and investment gains and losses	5.2	—	15.1	—	20.3

Net income before tax	149.4	0.9	(15.1)	—	135.2
Income tax expense	30.8	—	—	—	30.8

Net income from discontinued operations	118.6	0.9	(15.1)	—	104.4

Unaudited Condensed Consolidated Half-Year Balance Sheet

At 30 June 2013

	IFRS	(A) Goodwill	(A) Other Intangible Assets	(B ) Taxation	(E) Pension	(F) Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m
Non-Current Assets
Goodwill and other intangible assets	36.8	96.0	(35.0)	—	—	—	97.8
Property, plant and equipment	8.2	—	—	—	—	—	8.2
Investment in associate	69.5	—	—	—	—	—	69.5
Available-for-sale investments	7.9	—	—	—	—	1.1	9.0
Restricted cash and cash equivalents	0.9	—	—	—	—	—	0.9
Other non-current assets	6.1	—	—	—	11.1	—	17.2

Total Non-Current Assets	129.4	96.0	(35.0)	—	11.1	1.1	202.6

Current Assets
Accounts receivable	55.9	—	—	—	—	—	55.9
Other current assets	10.9	—	—	—	16.9	—	27.8
Available-for-sale investments	42.0	—	—	—	—	—	42.0
Restricted cash and cash equivalents	3.4	—	—	—	—	—	3.4
Cash and cash equivalents	1,918.3	—	—	—	—	—	1,918.3

Total Current Assets	2,030.5	—	—	—	16.9	—	2,047.4

Total Assets	2,159.9	96.0	(35.0)	—	28.0	1.1	2,250.0

Non-Current Liabilities
Other liabilities	5.0	—	—	—	—	6.6	11.6
Provisions	6.6	—	—	—	—	(6.6)	—
Deferred tax liability	0.9	—	—	—	—	—	0.9
Income tax payable	3.6	—	—	5.4	—	—	9.0

Total Non-Current Liabilities	16.1	—	—	5.4	—	—	21.5

Current Liabilities
Accounts payable	11.5	—	—	—	—	—	11.5
Accrued and other liabilities	158.8	—	—	—	—	4.6	163.4
Provisions	4.6	—	—	—	—	(4.6)	—
Income tax payable	3.5	—	—	—	—	—	3.5

Total Current Liabilities	178.4	—	—	—	—	—	178.4

Total Liabilities	194.5	—	—	5.4	—	—	199.9

Shareholders’ Equity
Total Shareholders’ Equity	1,965.4	96.0	(35.0)	(5.4)	28.0	1.1	2,050.1

Total Shareholders’ Equity and Liabilities	2,159.9	96.0	(35.0)	—	28.0	1.1	2,250.0

Audited Consolidated Balance Sheet

At 31 December 2012

	IFRS (restated)(1)	(A) Goodwill	(A) Other Intangible Assets	(B ) Taxation	(E) Pension (restated)	(F) Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m
Non-Current Assets
Goodwill and other intangible assets	38.0	96.0	(35.0)	—	—	—	99.0
Property, plant and equipment	12.7	—	—	—	—	—	12.7
Investment in associate	14.0	—	—	—	—	—	14.0
Available-for-sale investments	7.8	—	—	—	—	0.8	8.6
Deferred tax asset	486.5	—	—	(421.9)	—	—	64.6
Restricted cash and cash equivalents	13.7	—	—	—	—	—	13.7
Other non-current assets	6.3	—	—	—	—	11.8	18.1

Total Non-Current Assets	579.0	96.0	(35.0)	(421.9)	—	12.6	230.7

Current Assets
Accounts receivable	193.5	—	—	—	—	—	193.5
Other current assets	13.2	—	—	—	—	—	13.2
Deferred tax asset	—	—	—	380.9	—	—	380.9
Income tax prepayment	3.3	—	—	(3.3)	—	—	—
Available-for-sale investments	167.9	—	—	—	—	—	167.9
Restricted cash and cash equivalents	2.6	—	—	—	—	—	2.6
Cash and cash equivalents	431.3	—	—	—	—	—	431.3
Assets held for sale	122.0	110.8	(12.7)	—	—	—	220.1

Total Current Assets	933.8	110.8	(12.7)	377.6	—	—	1,409.5

Total Assets	1,512.8	206.8	(47.7)	(44.3)	—	12.6	1,640.2

Non-Current Liabilities
Long-term debt	588.2	—	—	—	—	11.8	600.0
Other liabilities	46.8	—	—	—	—	15.5	62.3
Provisions	9.4	—	—	—	—	(9.4)	—
Income tax payable	4.0	—	—	2.1	—	(6.1)	—

Total Non-Current Liabilities	648.4	—	—	2.1	—	11.8	662.3

Current Liabilities
Accounts payable	45.6	—	—	—	—	—	45.6
Accrued and other liabilities	257.7	—	—	(1.0)	—	57.4	314.1
Provisions	57.4	—	—	—	—	(57.4)	—

Total Current Liabilities	360.7	—	—	(1.0)	—	—	359.7

Total Liabilities	1,009.1	—	—	1.1	—	11.8	1,022.0

Shareholders’ Equity
Total Shareholders’ Equity	503.7	206.8	(47.7)	(45.4)	—	0.8	618.2

Total Shareholders’ Equity and Liabilities	1,512.8	206.8	(47.7)	(44.3)	—	12.6	1,640.2

(1)	Please refer to Note 2(a) for information on the impact of adopting IAS 19 (revised).

The principal differences between IFRS as adopted by the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

(A) Goodwill and other intangible assets

At 30 June 2013, no goodwill was held on the balance sheet under IFRS, while we held goodwill with a carrying amount of $96.0 million under U.S. GAAP. At 31 December 2012, no goodwill was held on the balance sheet under IFRS, while we held goodwill with a carrying amount of $206.8 million under U.S. GAAP, $110.8 million of which was presented as part of the Tysabri assets held for sale. Goodwill is not amortised under U.S. GAAP, but instead is subject to regular (at least annual) impairment testing. A number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to reduce to $Nil under IFRS compared to a U.S. GAAP balance of $96.0 million. Under Irish GAAP, the goodwill arising from acquisitions was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Under U.S. GAAP, $0.6 million of goodwill was allocated to the Prothena business upon its divestment in December 2012 and $110.8 million was allocated to the Tysabri business upon its divestment in 2 April 2013.

Conversely, the carrying value of our other intangible assets is $35.0 higher under IFRS than under U.S. GAAP as acquired IPR&D is expensed upon acquisition under U.S. GAAP, whereas under IFRS, these amounts are capitalised as intangible assets.

As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations”, as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards”, these differences remain in effect between U.S. GAAP and IFRS.

The net gain on divestment of the Tysabri business under U.S. GAAP includes an allocation of $110.8 million of goodwill to the Tysabri business. Under IFRS, the net gain on divestment of Tysabri includes the write off of $97.1 million of the other intangible assets, compared to $84.4 million of other intangible assets under U.S. GAAP.

(B) Taxation

There are different rules under IFRS and U.S. GAAP in relation to the recognition of DTAs associated with share-based compensation. DTAs are only recognised under either GAAP in relation to jurisdictions where tax deductions are available to the employer for equity grants given to employees (relevant employee equity awards). For example, such tax deductions are available in the United States but in general not in Ireland. Under U.S. GAAP, a DTA may be recognised for relevant employee equity awards only to the extent that a compensation expense has previously been recorded in relation to those awards. In contrast, under IFRS, a DTA may be recognised in relation to the tax effect of the full intrinsic value at the balance sheet date of all relevant employee equity awards expected to be exercised, regardless of whether or not a compensation expense has previously been recognised for those awards. The full carrying value of the DTAs under both U.S. GAAP and IFRS was utilised during the first half of 2013, primarily against the gain on the disposal of Tysabri.

(C) Other net charges

The principal items classified as other net charges include transaction and other costs, University of Cambridge donation, Intarcia Therapeutics funding, severance, restructuring and other costs, facilities charges and defined benefit pension settlement and curtailment gains. These items have been treated consistently from period to period. We believe that disclosure of significant other net charges is meaningful because it provides additional information in relation to analysing certain items. Under IFRS, we have applied a columnar approach to present the other charges for the first half of 2013 on the face of the Unaudited Condensed Consolidated Half-Year Income Statement. We believe that this presentation more clearly presents the underlying performance of the Company during the first half of 2013. Under U.S. GAAP, they are recorded as a separate line item in the consolidated income statement.

(D) Investment in associate undertaking

Janssen AI

As part of the transaction whereby Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration.

Under both IFRS and U.S. GAAP, we recorded our investment in Janssen AI as an investment in an associate (equity method investment) on the balance sheet as we have the ability to exercise significant influence, but not control or joint control, over the investee. The investment was recognised initially based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment, and is subsequently accounted for using the equity method.

Under both U.S. GAAP and IFRS, investors are required to recognise their share of post-acquisition changes in net assets of an investee. This was applied under IFRS by remeasuring our proportionate interest in the Johnson & Johnson funding commitment, which had an initial carrying value of $117.7 million, at each reporting date during the period that the funding of Janssen AI was being provided exclusively by Johnson & Johnson to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the other changes in the net assets of Janssen AI, resulted in changes in the carrying value of the investment in associate that were reflected in the income statement.

Under U.S. GAAP, the $117.7 million initial carrying value of the Johnson & Johnson contingent funding commitment asset was amortised to the income statement on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500.0 million, which is the total amount we estimated would be solely funded by Johnson & Johnson. During 2012, the remaining balance of $57.6 million at 31 December 2011 of the initial $500.0 million funding commitment was spent. As a result, the contingent funding commitment asset was fully amortised under both U.S. GAAP and IFRS.

Following the announcement of the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease in August 2012, we recorded a non-cash impairment charge of $117.3 million, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets under both U.S. GAAP and IFRS.

As a result of the full amortisation of the contingent funding commitment asset and the impairment of the full initial estimated value of Elan’s proportionate interest in Janssen AI’s AIP assets under both IFRS and U.S. GAAP, the carrying value of the investment is the same under both IFRS and U.S. GAAP at 30 June 2013 and at 31 December 2012. We do not expect there to be any income statement or balance sheet reconciling items between IFRS and U.S. GAAP in relation to this investment in future reporting periods. The net loss recorded on the Janssen AI investment during the first half of 2013 was $25.1 million under both U.S. GAAP and IFRS. During the first half of 2012, the net loss recorded on the Janssen AI investment was $61.7 million under IFRS compared to a net loss of $48.3 million under U.S. GAAP. The net loss during the first half of 2012 under both U.S. GAAP and IFRS included a loss of $35.0 million related to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, as Elan is required to share up to an additional $400.0 million of losses equally with Johnson & Johnson.

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Under both IFRS and U.S. GAAP, our equity interest in Alkermes plc was recorded as an investment in associate (equity method investment) on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

Under U.S. GAAP, we recognised our share of the earnings or losses of Alkermes plc on a one-quarter time lag as Alkermes plc’s financial information was generally not publicly available when we reported our quarterly and annual U.S. GAAP results. Under IFRS, our share of Alkermes plc net losses was recognised with no time lag.

In March 2012, we sold approximately 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc at a price to the public of $16.50 per share and received net proceeds of $380.9 million after the deduction of underwriter and other fees.

Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest and our remaining equity interest in Alkermes plc was classified as an available-for-sale investment in current assets as equity method accounting no longer applied to this investment. The initial measurement of the available-for-sale investment resulted in a GAAP difference between U.S. GAAP and IFRS. Under U.S. GAAP, the retained interest in Alkermes plc was measured based on the proportionate carrying amount ($126.5 million) of the investment in associate at the date of the change in status, whereas under IFRS, the retained interest was measured at the fair value of the available-for-sale investment at the date of the change in status ($134.1 million).

Due to the recognition of our share in Alkermes plc net losses on a one quarter time lag under U.S. GAAP, the net loss recorded on our Alkermes plc investment during the first half of 2012 was $15.5 million under IFRS compared to a net loss recorded under U.S. GAAP of $7.2 million.

We recorded a net loss on disposal of the 24.15 ordinary shares of Alkermes plc of $13.1 million during the first half of 2012 under U.S. GAAP and a net gain of $10.3 million under IFRS. The net gain under IFRS compared to the net loss under U.S. GAAP is attributable to the higher initial carrying amount of the retained interest in Alkermes plc under IFRS compared to U.S. GAAP; and due to the lower carrying amount of the investment in associate (equity method investment) derecognised under IFRS.

On 6 February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million. We recognised a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million under IFRS compared to a gain of $43.2 million under U.S. GAAP. The higher net gain of $7.6 million under U.S. GAAP compared to IFRS is attributable to the higher initial carrying amount of the retained interest in Alkermes plc under IFRS ($134.1 million under IFRS compared to $126.5 million under U.S GAAP).

(E) Pensions

IAS 19 (revised) has been adopted retrospectively for the first time in these Condensed Consolidated half year financial statements for the six months ended 30 June 2013. This resulted in an increase in the consolidated retained losses of $64.9 million at 1 January 2013 with a corresponding decrease in the net assets to reflect the elimination of the net pension asset at 31 December 2012 of $25.8 million and the recognition of a net pension liability of $39.1 million. Refer to Note 2 of these half year financial statements for further information on the impact of the adoption of IAS 19 (revised).

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. Actuarial gains and losses are recognised immediately through OCI under IFRS and are not recycled to profit or loss. Under U.S. GAAP, actuarial gains and losses are also recognised through OCI but at a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ‘corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining lives of the employees in the plans. $1.0 million of expense related to the amortisation of actuarial gains and losses was recognised under U.S. GAAP in the six month period ended 30 June 2013 (30 June 2012: $1.0 million). The unamortised net actuarial losses in shareholders’ equity under U.S. GAAP at 30 June 2013 were $37.3 million (31 December 2012: $64.9 million).

The net pension expense under IFRS includes net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. Under U.S. GAAP, the net pension expense includes the expected return on plan assets and interest expense based on the change in the defined benefit obligation. The net pension expense, excluding curtailment and settlement gains, recognised under IFRS for the six month period ended 30 June 2013 was $0.8 million (2012 (restated): $1.1 million) compared to a pension expense of $1.2 million (2012: $1.9 million) under U.S. GAAP.

The future accrual of benefits closed for active members of both of Elan’s defined benefit plans from 31 January 2013. As a result, the link to future pensionable salary increases has been broken for the active members of the schemes. This has given rise to a reduction in the actuarial present value of the defined pension obligation of $3.2 million and a resultant gain to be recognised. Under U.S. GAAP, the full curtailment gain was recognised directly in shareholders’ equity as OCI whereas under IFRS the curtailment gain is recognised in profit or loss.

We paid $25.9 million from the pension assets during the first half of 2013 to settle $39.0 million of the defined pension obligation resulting in a settlement gain of $13.1 million. Under U.S. GAAP, a pro rata portion of the settlement gain of $3.9 million was recognised in profit or loss equal to the percentage reduction in the projected benefit obligation with the balance of $9.2 million recognised directly in shareholders’ equity as OCI. Under IFRS, the full settlement gain was recognised in profit or loss.

The portion of the pension settlement gain recognised in profit or loss under U.S. GAAP of $3.9 million has been recognised as part of other net charges. The settlement gain of $13.1 million and the curtailment gain of $3.2 million have been disclosed as other net charges under IFRS.

In accordance with the pension asset ceiling rules under IFRS, a pension asset should only be recognised when it is virtually certain that another party will reimburse some or all of the expenditure required to settle a defined benefit obligation. Accordingly, the net funded position of the defined benefit plans of $11.1 million at 30 June 2013 is not recognised on the IFRS Balance Sheet and an asset ceiling loss of $11.1 million has been recognised in OCI to reduce the pension asset to $Nil on the IFRS Balance Sheet. There are no restrictions on the recognition of pension assets under U.S. GAAP.

In addition, Elan has a contractual commitment to make a further $16.9 million contribution to the defined benefit plans which has been recognised as a liability under U.S. GAAP and IFRS. Under U.S. GAAP, a corresponding asset has been recognised as this contribution will increase the net funded position of the pension plans when it is contributed. Under IFRS, as a result of the asset ceiling rules, an additional asset ceiling loss of $16.9 million has been recognised in OCI.

(F) Other

The primary components of the other reconciling items in the balance sheet relate to provisions and unamortised financing costs and investments. Under IFRS, provisions are disclosed separately on the balance sheet whereas under U.S. GAAP, these reserves are included within accrued and other liabilities. Under IFRS, deferred transaction costs are netted off against the aggregate principal amount of the related debt in liabilities whereas under U.S. GAAP, these deferred costs are presented as assets in the balance sheet.

Under IFRS, all public and private equity securities are marked-to-market whereas under U.S. GAAP only public equity securities are marked-to-market.

(G) Tysabri Collaboration

Prior to the close of the Tysabri Transaction, Tysabri was marketed by Elan in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we shared with Biogen Idec most development and commercialisation costs. Biogen Idec was responsible for manufacturing the product. In the United States, we purchased Tysabri from Biogen Idec and were responsible for distribution. Under U.S. GAAP, we recorded as revenue the net sales of Tysabri in the U.S. market. We purchased product from Biogen Idec as required at a price that included the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, was included in cost of sales. Outside of the United States, Biogen Idec was responsible for distribution and, under U.S. GAAP, we recorded as revenue our share of the profit or loss on ROW sales of Tysabri plus our directly incurred expenses on these sales.

Under IFRS, the Tysabri collaboration was a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. Under IFRS, to account for our share of the Tysabri jointly controlled operation, we recorded our directly incurred expenses within operating expenses and we recognised as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly incurred collaboration expenses related to these sales, which were primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

There were no reconciling differences to total net income/(loss) or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri Collaboration reporting. However, the amounts recorded for revenue and operating expenses related to the U.S. market differed under both standards due to the differing accounting principles for Tysabri sales. As described above, under U.S. GAAP we recorded as revenue the net sales of Tysabri in the U.S. market, whereas under IFRS we recorded as revenue our share of the collaboration profit on these sales plus our directly incurred collaboration expenses related to these sales. There were no differences between IFRS and U.S. GAAP for the amounts recorded related to sales outside of the United States.

Following the completion of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid us an upfront payment of $3.25 billion and will pay continuing royalties on Tysabri in-market sales. We no longer participate in the Tysabri collaboration and generate revenue through our passive royalty stream from in-market sales of Tysabri. There are no GAAP differences in the recognition or presentation of the continuing Tysabri royalties under U.S GAAP and IFRS.

RESPONSIBILITY STATEMENT

For the six months ended 30 June 2013

Each of the directors, whose names and functions are listed on pages 47 to 50 of our 2012 Annual Report (except for Mr. Giles Kerr and Dr. Dennis Selkoe who retired from the Board on 30 May 2013) confirm that, to the best of each person’s knowledge and belief:

1)	The condensed unaudited consolidated half-year financial statements, comprising the condensed consolidated half-year income statement, the condensed consolidated half-year statement of comprehensive income, the condensed consolidated half-year balance sheet, the condensed consolidated half-year statement of cash flows and the condensed consolidated half-year statement of changes in shareholders’ equity and the related explanatory notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union.

2)	The half-year management report includes a fair review of the information required by:

(i)	Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended 30 June 2013 and their impact on the condensed consolidated half-year financial statements; and a description of the principal risks and uncertainties for the six months ending 31 December 2013; and

(ii)	Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended 30 June 2013 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2012 Annual Report that could do so.

On behalf of the board,

Robert A. Ingram Chairman 25 July 2013	G. Kelly Martin Chief Executive Officer 25 July 2013

INDEPENDENT REVIEW REPORT OF KPMG TO ELAN CORPORATION, PLC

Introduction

We have been engaged by Elan Corporation, plc (“the Company”) to review the condensed consolidated half-year financial statements for the six months ended 30 June 2013 which comprise the condensed consolidated half-year income statement, the condensed consolidated half-year statement of comprehensive income, the condensed consolidated half-year balance sheet, the condensed consolidated half-year statement of cash flows, the condensed consolidated half-year statement of changes in shareholders’ equity and the related explanatory notes thereto. We have read the other information contained in the Half-Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated half-year financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank and Financial Services Authority of Ireland. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The Half-Year Financial Report, including the condensed consolidated half-year financial statements contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half-Year Financial Report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank and Financial Services Authority of Ireland.

As disclosed in note 1 — basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU). The condensed consolidated half-year financial statements included in this Half-Year Financial Report have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated half-year financial statements in the Half-Year Financial Report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in Ireland and the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated half-year financial statements in the Half-Year Financial Report for the six months ended 30 June 2013 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank and Financial Services Authority of Ireland.

Sean O’Keefe

For and on behalf of

KPMG

Chartered Accountants, Statutory Audit Firm

Dublin, Ireland

25 July 2013